Exhibit 99.2

Consolidated Financial Statements

  BRP Inc.

For the years ended January 31, 2019 and 2018

Deloitte LLP La Tour Deloitte 1190 Avenue des Canadiens-de-Montreal Suite 500 Montreal QC H3B 0M7 Canada Tél.: 514-393-7115 Téléc.: 514-390-4100 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of BRP Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BRP Inc. and subsidiaries (the “Company”) as of January 31, 2019, January 31, 2018 and February 1, 2017, the related statements of net income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended January 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2019, January 31, 2018 and February 1, 2017, and its financial performance and its cash flows for each of the two years in the period ended January 31, 2019, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, effective February 1, 2018, the Company has retrospectively changed its method of accounting for revenue due to the adoption of IFRS 15 Revenue from Contracts with Customers.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP[1]

Montreal, Canada

March 21, 2019

We have served as the Company’s auditor since fiscal 2006.

[1]	CPA auditor, CA, public accountancy permit No. A124391

BRP Inc.

CONSOLIDATED STATEMENTS OF NET INCOME

[in millions of Canadian dollars, except per share data]

		Years ended
	Notes	January 31, 2019	January 31, 2018
			Restated (Note 31)

Revenues	21	$5,243.8	$4,452.5
Cost of sales	22	3,990.4	3,407.4
Gross profit		1,253.4	1,045.1

Operating expenses
Selling and marketing		336.9	288.6
Research and development		221.7	198.6
General and administrative		214.7	166.3
Other operating expenses	24	7.5	13.9
Total operating expenses		780.8	667.4
Operating income		472.6	377.7

Financing costs	25	76.9	56.6
Financing income	25	(3.0)	(2.2)
Foreign exchange (gain) loss on long-term debt		69.8	(53.3)
Income before income taxes		328.9	376.6
Income tax expense	26	101.6	137.5

Net income		$227.3	$239.1

Attributable to shareholders		$227.0	$238.9

Attributable to non-controlling interest		$0.3	$0.2

Basic earnings per share	20	$2.31	$2.23

Diluted earnings per share	20	$2.28	$2.21

The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[in millions of Canadian dollars]

		Years ended
	Notes	January 31, 2019	January 31, 2018
			Restated (Note 31)

Net income		$227.3	$239.1

Other comprehensive income (loss)

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges		(6.0)	4.3
Net changes in unrealized gain (loss) on translation of foreign operations		(10.8)	24.4
Income tax (expense) recovery		1.1	(0.8)
		(15.7)	27.9

Items that will not be reclassified subsequently to net income
Actuarial losses on defined benefit pension plans	17	(17.2)	(23.1)
Loss on fair value of restricted investments		(0.4)	—
Income tax recovery		4.4	6.0
		(13.2)	(17.1)
Total other comprehensive income (loss)		(28.9)	10.8
Total comprehensive income		$198.4	$249.9

Attributable to shareholders		$198.2	$249.3

Attributable to non-controlling interest		$0.2	$0.6

The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

[in millions of Canadian dollars]

As at

	Notes	January 31, 2019	January 31, 2018	February 1, 2017
			Restated (Note 31)	Restated (Note 31)

Cash		$100.0	$226.0	$298.6
Trade and other receivables	7	388.3	328.8	325.3
Income taxes and investment tax credits receivable		13.6	19.9	46.2
Other financial assets	8	12.8	11.5	3.5
Inventories	9	946.2	742.8	682.1
Other current assets		24.9	20.4	20.9
Total current assets		1,485.8	1,349.4	1,376.6

Investment tax credits receivable		14.5	4.5	4.2
Other financial assets	8	20.0	21.4	20.1
Property, plant and equipment	10	905.1	766.8	673.2
Intangible assets	11	478.7	314.6	317.1
Deferred income taxes	26	169.6	165.0	202.0
Other non-current assets		3.5	1.9	2.3
Total non-current assets		1,591.4	1,274.2	1,218.9

Total assets		$3,077.2	$2,623.6	$2,595.5

Trade payables and accruals	13	$1,003.5	$805.5	$718.5
Provisions	14	408.6	378.8	344.3
Other financial liabilities	15	108.3	133.5	94.7
Income tax payable		68.3	42.6	29.6
Deferred revenues		71.3	62.1	63.0
Current portion of long-term debt	16	18.4	19.8	22.7
Total current liabilities		1,678.4	1,442.3	1,272.8

Long-term debt	16	1,197.1	995.0	929.4
Provisions	14	111.6	86.3	88.1
Other financial liabilities	15	28.4	27.8	28.7
Deferred revenues		129.7	122.3	105.4
Employee future benefit liabilities	17	237.1	224.8	194.1
Deferred income taxes	26	0.9	1.2	2.5
Other non-current liabilities		16.8	15.9	13.5
Total non-current liabilities		1,721.6	1,473.3	1,361.7
Total liabilities		3,400.0	2,915.6	2,634.5
Deficit		(322.8)	(292.0)	(39.0)

Total liabilities and deficit		$3,077.2	$2,623.6	$2,595.5

The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[in millions of Canadian dollars]

For the year ended January 31, 2019
	Attributed to shareholders
	Capital Stock (Note 18)	Contributed surplus	Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2018	$234.8	$(7.8)	$(551.8)	$27.7	$0.1	$(297.0)	$5.0	$(292.0)
Net income	—	—	227.0	—	—	227.0	0.3	227.3
Other comprehensive loss	—	—	(13.2)	(10.7)	(4.9)	(28.8)	(0.1)	(28.9)
Total comprehensive income (loss)	—	—	213.8	(10.7)	(4.9)	198.2	0.2	198.4
Dividends (Note 18)	—	—	(35.3)	—	—	(35.3)	—	(35.3)
Issuance of subordinate shares	9.4	(3.2)	—	—	—	6.2	—	6.2
Repurchase of subordinate shares (Note 18)	(26.4)	38.6	(223.0)	—	—	(210.8)	—	(210.8)
Stock-based compensation	—	10.7	[a] —	—	—	10.7	—	10.7

Balance as at January 31, 2019	$217.8	$38.3	$(596.3)	$17.0	$(4.8)	$(328.0)	$5.2	$(322.8)

[a] Includes $0.4 million of income tax expense.

For the year ended January 31, 2018
Restated (Note 31)
	Attributed to shareholders
	Capital Stock (Note 18)	Contributed surplus	Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at February 1, 2017, as previously reported	$303.0	$26.9	$(169.1)	$3.5	$(3.4)	$160.9	$4.6	$165.5
Adjustment for IFRS 15 and IFRS 9	—	—	(204.5)	0.2	—	(204.3)	(0.2)	(204.5)
Balance as at February 1, 2017, as restated	303.0	26.9	(373.6)	3.7	(3.4)	(43.4)	4.4	(39.0)
Net income	—	—	238.9	—	—	238.9	0.2	239.1
Other comprehensive income (loss)	—	—	(17.1)	24.0	3.5	10.4	0.4	10.8
Total comprehensive income	—	—	221.8	24.0	3.5	249.3	0.6	249.9
Dividends	—	—	(25.3)	—	—	(25.3)	—	(25.3)
Issuance of subordinate shares	13.7	(5.3)	—	—	—	8.4	—	8.4
Repurchase of subordinate shares	(81.9)	—	(374.7)	—	—	(456.6)	—	(456.6)
Subordinate shares subject to repurchase (Note 18)	—	(38.6)	—	—	—	(38.6)	—	(38.6)
Stock-based compensation	—	9.2	[a] —	—	—	9.2	—	9.2

Balance as at January 31, 2018	$234.8	$(7.8)	$(551.8)	$27.7	$0.1	$(297.0)	$5.0	$(292.0)

[a] Includes $0.7 million of income tax recovery.

The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[in millions of Canadian dollars]

		Years ended
	Notes	January 31, 2019	January 31, 2018
			Restated (Note 31)

OPERATING ACTIVITIES
Net income		$227.3	$239.1
Non-cash and non-operating items:
Depreciation expense		177.3	149.2
Income tax expense	26	101.6	137.5
Foreign exchange (gain) loss on long-term debt		69.8	(53.3)
Interest expense and transaction costs	25	65.0	47.2
Other		6.7	9.0
Cash flows generated from operations before changes in working capital		647.7	528.7
Changes in working capital:
(Increase) decrease in trade and other receivables		(50.2)	7.9
Increase in inventories		(178.2)	(42.2)
Increase in other assets		(29.2)	(15.6)
Increase in trade payables and accruals		180.7	75.0
Increase (decrease) in other financial liabilities		10.5	(0.2)
Increase in provisions		39.6	40.3
Increase in other liabilities		9.6	19.5
Cash flows generated from operations		630.5	613.4
Income taxes paid, net of refunds		(69.3)	(52.6)
Net cash flows generated from operating activities		561.2	560.8

INVESTING ACTIVITIES
Business combinations, net of acquired cash	5	(173.0)	—
Additions to property, plant and equipment	10	(278.1)	(215.3)
Additions to intangible assets	11	(20.5)	(15.1)
Proceeds on disposal of property, plant and equipment		0.3	—
Other		0.8	(0.8)
Net cash flows used in investing activities		(470.5)	(231.2)

FINANCING ACTIVITIES
Decrease in revolving credit facilities		(0.9)	—
Issuance of long-term debt	16	146.6	137.5
Long-term debt amendment fees	16	(8.9)	(2.1)
Repayment of long-term debt	16	(16.8)	(24.6)
Interest paid		(52.9)	(42.1)
Issuance of subordinate voting shares	18	6.2	8.4
Repurchase of subordinate voting shares	18	(248.6)	(454.7)
Dividends paid	18	(35.3)	(25.3)
Other		(2.6)	(1.6)
Net cash flows used in financing activities		(213.2)	(404.5)
Effect of exchange rate changes on cash		(3.5)	2.3
Net decrease in cash		(126.0)	(72.6)
Cash at the beginning of year		226.0	298.6
Cash at the end of year		$100.0	$226.0

The accompanying notes are an integral part of these consolidated financial statements.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Luxembourg Investments S.à r.l. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”) whereas BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consist of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consist of snowmobiles and personal watercraft; and “Powersports PAC and OEM Engines” which consist of parts, accessories and clothing (“PAC”), engines for karts, motorcycles and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consist of outboard and jet boat engines, boats and related PAC and other services. The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Canada, Mexico, Austria, the United States and Finland.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

These consolidated financial statements for the years ended January 31, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). On February 1, 2018, the Company adopted IFRS 15 “Revenue from contracts with customers” (“IFRS 15”) and IFRS 9 “Financial instruments” (“IFRS 9”) as described in note 31. The comparative figures have been restated to reflect the adoption of these two new standards.

These consolidated financial statements have been prepared on a historical cost basis except for certain transactions that are measured using a different basis as explained below in this significant accounting policies section.

On March 21, 2019, the Board of Directors of the Company approved these consolidated financial statements for the years ended January 31, 2019 and 2018.

b)	Basis of consolidation

These consolidated financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation and BRP Commerce & Trade Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation. BRP is also part of a joint venture located in Austria, RIC TECH GmbH, for which BRP owns 58% of the voting equity interests.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

b)	Basis of consolidation [continued]

The most significant subsidiaries of BRP included in these consolidated financial statements are as follows:

●	Bombardier Recreational Products Inc., located in Canada;
●	BRP US Inc., located in the United States;
●	BRP-Rotax GmbH & Co. KG, located in Austria;
●	BRP European Distribution SA, located in Switzerland, and
●	BRP Finland Oy, located in Finland.

All inter-company transactions and balances have been eliminated upon consolidation.

c)	Foreign currencies

The consolidated financial statements of the Company are presented in Canadian dollars, the currency of the primary economic environment (“functional currency”) in which it operates. The functional currency of foreign operations is their local currency, corresponding to the currency in which the majority of their third-party transactions are denominated.

Transactions in foreign currency

For the purpose of preparing financial statements, the Company applies the following procedures on transactions and balances in currencies other than their functional currency. Monetary items are translated using exchange rates in effect at the statement of financial position date and non-monetary items are translated using exchange rates prevailing at the transaction date. Revenues and expenses (other than depreciation, which is translated at the same exchange rates as the related assets) are translated using exchange rates in effect on the transaction dates or at the average exchange rates of the period. Translation gains or losses are recorded in the consolidated statement of net income.

Consolidation of foreign operations

All assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates in effect at the statement of financial position date. Revenues and expenses are translated at the average exchange rates for the period. The Company’s gains and losses on translation of foreign operations are recognized in other comprehensive income and accumulated in equity until the Company no longer controls the foreign operation. At that time, gains or losses on translation accumulated in equity are entirely reclassified to net income.

d)	Inventory valuation

Materials and work in progress, finished products and parts and accessories are valued at the lower of weighted average cost or net realizable value. The cost of work in progress and finished products manufactured by the Company includes the cost of materials, direct labour and directly attributable manufacturing overhead. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to complete the sale.

Inventories are written down to net realizable value when the cost of inventories is determined to be not fully recoverable. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

e)	Property, plant and equipment

Property, plant and equipment includes land, building, equipment and tooling held for use in the development, production and distribution activities or for administrative purposes. They are stated at cost less accumulated depreciation and accumulated impairment charges.

The cost of an item of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, which also includes the borrowing costs incurred during the construction.

Property, plant and equipment is depreciated, with the exception of land, using the straight-line method over their estimated useful lives. If an item of property, plant and equipment is composed of significant components having different estimated useful lives, depreciation is calculated on a component basis using the straight-line method over their respective useful lives. The Company’s estimated useful lives per category are the following:

Tooling	3 to 7 years
Equipment	3 to 20 years
Building	10 to 60 years

Depreciation of assets under development begins when they are ready for their intended use.

The estimated useful lives, residual values and depreciation methods are reviewed at each year-end, with the effect of any changes in estimates accounted for on a prospective basis.

Fully depreciated building, equipment and tooling are retained in the cost and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, cost and related accumulated depreciation amounts are removed from the consolidated statement of financial position, and the net amounts, less proceeds from disposal, is recorded in the consolidated statement of net income.

At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment in order to determine if there is any indication that those assets may be impaired. If any such indication exists, an impairment test is performed as described below in paragraph g).

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

f)	Intangible assets

Goodwill represents the excess of the purchase price of businesses acquired over the fair value of the net assets acquired. Goodwill is systematically tested for impairment as at January 31 or more frequently if events or circumstances indicate that it might be impaired. Goodwill is tested for impairment at the cash generating unit (“CGU”) level representing the lowest level at which management monitors it.

Trademarks are carried at cost and are not depreciated due to their indefinite expected useful lives for the Company. The assessment of indefinite expected useful lives is reviewed at each year-end. Trademarks are systematically tested for impairment as at January 31 or more frequently if events or circumstances indicate that they might be impaired. Trademarks are tested for impairment with the CGU to which they relate.

Software and licences, dealer networks and customer relationships are carried at cost and are depreciated on a straight-line basis over their estimated useful lives, which are as follows:

Software and licences	3 to 5 years
Dealer networks	5 to 20 years
Customer relationships	10 to 15 years

At the end of each reporting period, the Company reviews the carrying amounts of its software and licences, dealer networks and customer relationships in order to determine if there is any indication that those assets may be impaired. If any such indication exists, an impairment test is performed as described below in paragraph g).

Expenditures related to research and development activities are recognized as expense in the period in which they are incurred, except for development activities if specific criteria for capitalization as intangible assets are met.

g)	Impairment of property, plant and equipment and intangible assets

An asset is impaired when its carrying amount is above its recoverable amount. The recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In that case, the asset is assessed for impairment within a CGU, representing the lowest level of assets for which there are separately identifiable cash inflows. The recoverable amount of an asset or a CGU is the higher of its fair value less costs of disposal and its value in use. Value in use is determined using a discounted future net cash flows approach. Fair value less costs of disposal reflects the amount the Company could obtain from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If there is no active market for the asset, the fair value is assessed by using appropriate valuations models dependent on the nature of the asset or CGU, such as discounted cash flow models. The impairment charge recorded in the consolidated statement of net income is the difference between the carrying amount and the recoverable amount.

At the end of each reporting period, the Company reviews the carrying amount of assets (excluding goodwill) or CGU impaired in previous periods in order to determine if there is any indication that its recoverable amount has increased. If any such indication exists, an impairment test is performed and the impairment recovery is recorded in the consolidated statement of net income up to the carrying amount that would have existed had the impairment charge never been recorded in prior years.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

h)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset for one party and a financial liability or equity for another party. Financial instruments are initially recorded at fair value when the Company becomes a party to the transaction and are subsequently revalued at fair value or amortized cost at the end of each reporting period depending on their classification.

When the Company acquires or issues a financial instrument that is not recorded at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issuance are incorporated in the carrying amount and amortized in the consolidated statement of net income using the effective interest rate method. When the Company acquires or issues a financial instrument measured at fair value through profit or loss, all transaction costs are expensed as incurred.

A modification of financial liabilities that includes a prepayment option at par with no break costs is equivalent to an extinguishment. When a modification is accounted for as an extinguishment, the original financial instrument is derecognized, including any unamortized transaction costs and any costs or fees incurred related to the modification, and the new instrument arising from the modification is recognized at fair value.

Financial assets and financial liabilities other than derivatives

At the end of each reporting period, financial assets and financial liabilities that are not derivatives are measured at fair value or amortized cost using the effective interest method depending on the following classification:

●	Restricted investments are measured at fair value through other comprehensive income at the end of each reporting period.
●	Cash and trade and other receivables are measured at amortized cost at the end of each reporting period.
●	Revolving credit facilities, trade payables and accruals, other financial liabilities and long-term debt (excluding finance leases) are measured at amortized cost at the end of each reporting period.

Derivative financial instruments

Derivative financial instruments are financial assets or financial liabilities recorded at fair value through profit or loss. They are measured at fair value at the end of each reporting period including those derivatives that are embedded in financial and non-financial contracts that are not closely related to the host contract.

In the consolidated statement of net income, changes in fair value of derivatives used to manage foreign exchange exposure on working capital elements are recorded in other operating expenses.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

h)	Financial instruments [continued]

Derivative financial instruments under cash flow hedge accounting

The Company applies cash flow hedge accounting when forecasted cash flows are highly probable to occur and all other cash flow hedge criteria are met. The effective portion of the change of fair value of derivative financial instruments designated as hedging items under the cash flow hedge model is recorded in other comprehensive income and accumulated in equity until the hedged transaction is recognized in the consolidated statement of net income. The ineffective portion is recognized in the consolidated statement of net income at each period end. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the cash flows of the respective hedged items during the period for which the hedge is designated.

If a derivative financial instrument accounted for using the cash flow hedge model has been settled prior to maturity or the hedge relationship is no longer meeting cash flow hedge criteria, accumulated gains or losses associated with the derivative financial instrument remain in equity as long as the underlying hedged transaction is expected to occur and are recognized in the consolidated statement of net income in the period in which the underlying hedged transaction is recognized in the consolidated statement of net income. In the event that the underlying hedged transaction is settled prior to maturity or is not expected to occur anymore, gains or losses accumulated in equity at this date are immediately reclassified in the consolidated statement of net income. Gains or losses related to derivative financial instruments accounted for using the cash flow hedge model are recorded in the same category as the hedged item in the consolidated statement of net income.

i)	Derecognition of receivables

Receivables are derecognized from the consolidated statement of financial position only when the Company’s contractual rights to the cash flows expire or when the Company has transferred to a third party substantially all the risks and rewards on receivables sold.

j)	Dealer holdback programs

The Company provides dealer incentive programs whereby at the time of shipment, the Company invoices an amount to the dealer that is reimbursable upon ultimate sale and warranty registration of the product. The Company presents the amounts due to dealers in other current financial liabilities in the consolidated statement of financial position.

k)	Provisions

Provisions represent liabilities for which the amount or timing of payment is uncertain. Provisions are recorded in the consolidated statement of financial position when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation. Additionally, provisions are recorded for contracts under which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received.

Provisions are measured at each period end at the best estimate of the expenditure required to settle the obligation. To account for the effect of the time value of money, provisions are measured at the present value of the outflows required to settle the obligation using a risk free rate adjusted to the specific risk of the obligation. They are re-measured at each consolidated statement of financial position date using interest rates prevailing at this date and an interest expense is recorded to reflect the passage of time.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

k)	Provisions [continued]

The main provisions of the Company are described in more detail below:

Products related provisions

When the products are sold, the Company records a provision related to limited product warranties covering periods from 6 months to 5 years.

The Company records a provision for product liability claims or possible claims incurred but not reported at the end of each reporting period.

The Company provides for estimated sales promotions at time of revenue recognition. Examples of these costs include product rebates given to clients, volume discounts and retail financing programs. In the consolidated statement of net income, cash sales promotions are recorded as a reduction of revenues whereas non-cash sales promotions, such as delivery of free products or services to consumers, are included in cost of sales.

Restructuring provision

The Company provides for estimated direct restructuring costs to be incurred in a restructuring plan in the period the Company has a detailed formal plan describing the restructuring activity and has communicated the main features of the plan to those affected by it.

l)	Leases

The Company leases assets for production, distribution and administrative purposes. The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment by the Company of whether the arrangement conveys a right to use the asset. Leases are classified as finance leases if the terms of the lease transfer substantially all the risks and rewards of ownership to the Company. Otherwise, leases are classified as operating leases.

Operating lease expense is recognized on a straight-line basis over the lease term.

Finance lease payments are recorded at the present value at the inception of the lease and apportioned at each disbursement date between financing costs and the lease liability using the implicit interest rate of the lease. They are presented in property, plant and equipment, intangible assets and long-term debt in the consolidated statement of financial position.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

m)	Employee benefits

Current benefits

The Company records an expense in the consolidated statement of net income for wages, salaries, bonuses, share based compensations and social security contributions of employees in the period the services are rendered. Current benefit associated with manufacturing employees is included in the cost of inventory produced as described above in paragraph d).

Future benefits

The Company sponsors several Canadian and foreign funded and unfunded defined benefit and defined contribution pension plans covering most of its employees. The Company also provides other post-retirement benefit plans to certain employees.

Defined benefit plans and other post-retirement benefit plans

Annual costs of defined benefit pension plans and other post-retirement benefit plans, which include current service costs, net interest costs and past service costs, is actuarially determined using the projected unit credit method based on management’s best estimate of discount rates, salary escalation, retirement ages of employees, life expectancy, inflation and health care costs.

Current service costs are recorded in the consolidated statement of net income when employees are rendering the services to the Company. For manufacturing employees, current service costs are included in the cost of inventory produced as described above in paragraph d).

Net interest costs are recorded in the consolidated statement of net income at each period following the passage of time.

Past service costs (gains) arising from the change in the present value of the defined benefit obligation resulting from a plan amendment or a curtailment are recorded in the consolidated statement of net income when the plan amendment or the curtailment occurs. A curtailment arises from a transaction that significantly reduces the number of employees covered by a plan.

In the consolidated statement of net income, costs related to defined benefit pension plans and other post-retirement benefit plans are classified separately depending on their nature. Current service costs and past service costs (gains) are presented within operating income whereas the net interest expense on the employee future benefit liability is presented in financing costs.

The liability recognized in the consolidated statement of financial position is the present value of the plan obligations less the fair value of the plan assets at that date. Plan obligations are determined based on expected future benefit payments discounted using market interest rates prevailing as at January 31 and plan assets are stated at their fair value at that date. Actuarial gains and losses that arise in calculating the present value of plan obligations and the fair value of plan assets are recorded in other comprehensive income and accumulated directly in retained earnings.

Defined contribution plans

Defined contribution plan expenses are recorded in the consolidated statement of net income when employees are rendering the services to the Company. Expenses associated with manufacturing employees are included in the cost of inventory produced as described above in paragraph d). Defined contribution plans expenses are entirely presented within operating income.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

n)	Revenue recognition

The Company’s revenues are derived primarily from the sale of products and related parts and accessories. Each sale is considered as a single performance obligation and revenues are recognized when products are shipped, which correspond to the point in time when the Customers have obtained control of the asset and the Company has satisfied its performance obligation. Revenues are measured at an amount equal to the consideration to which the Company expects to be entitled, which takes into account sales promotions and expected returns to occur after the shipment date. When, in addition to the regular warranty coverage, an extended warranty coverage is given with the purchase of the product, a portion of the revenue representing the value of the extended warranty is deferred. The value deferred is based on the stand-alone selling price of both the unit sold and the extended warranty given. The deferred revenue is then recognized over the extended warranty coverage period.

o)	Government assistance

Government assistance, including research and development tax credits, is recorded when the Company is complying with the assistance program requirements and the recovery is reasonably assured. Government assistance received but contingently repayable is recorded in the consolidated statement of net income as long as it is probable that the conditions for repayment will not be met. Government assistance granted to compensate expenses are presented in the consolidated statement of net income as a reduction of the expense they relate to, whereas assistance granted for the acquisition of property, plant and equipment is deducted from the cost of the related asset.

p)	Stock-based compensation

The Company grants stock options to officers, employees and, in limited circumstances, to consultants of the Company that are settled by the issuance of common shares. The Company establishes compensation expense for those grants based on the fair value of each tranche of option at the grant date. The compensation expense is recognized in the consolidated statement of net income over the vesting period of each tranche based on the number of options that are ultimately expected to vest. The Company estimates stock option forfeitures at time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The corresponding amount is recorded in contributed surplus within equity.

q)	Income taxes

The Company’s income tax expense represents the sum of the taxes currently payable based on taxable income of the year and deferred taxes. Deferred income tax assets and liabilities are determined based on the differences between the carrying amounts and tax bases of assets and liabilities using enacted or substantively enacted tax rates and laws expected to be in effect when the differences reverse. Current and deferred income taxes are recognized in the consolidated statement of net income except to the extent it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or in equity.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

r)	Earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares from stock option plans. For the stock options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding stock options.

s)	Business combinations

Business combinations are recorded by using the acquisition method. Under this method, the purchase consideration is allocated to identifiable assets acquired, liabilities assumed and contingent liabilities (“Net assets”) based on the fair value at the acquisition date, with the excess of the purchase consideration amount allocated to goodwill. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of the acquired businesses are included in the consolidated financial statements from the date of the acquisition. Acquisition costs are expensed as incurred.

Intangible assets and goodwill arising from business combinations are accounted for by applying the acquisition method of accounting to these transactions. In measuring the fair value of the assets acquired and the liabilities assumed and estimating their useful lives, the Company uses significant estimates and assumptions regarding cash flow projections, economic risk, and weighted average cost of capital. These estimates and assumptions determine the amount allocated to intangible assets and goodwill, as well as the amortization period for intangible assets with finite lives.

t)	Segmented information

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other components of the entity). The related operations can be clearly distinguished and the revenues and gross profit are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

Following the acquisition of Alumacraft (as defined thereafter) on June 28, 2018, the Company established a Marine Group. As a result, the Company has two operating and reportable segments: Powersports and Marine. The Powersports segment includes Year-Round Products, Seasonal Products and Powersports PAC and OEM Engines. The Marine segment includes outboard and jet boat engines, boats and related PAC and other services.

The comparative figures have been modified to reflect the new categories of revenues and the new segments following the acquisition of Alumacraft and Triton (as defined thereafter) and the creation of the Marine Group.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made.

a)	Significant estimates in applying the Company’s accounting policies

The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically and the effects of any changes are recognized immediately. Actual results could differ from the estimates used and such differences could be significant.

The Company’s annual operating budget and operating budget revisions performed during the year (collectively “Budget”) and the Company’s strategic plan comprise fundamental information used as a basis for some significant estimates necessary to prepare these consolidated financial statements. Management prepares the annual operating budget and strategic plan each year using a process whereby a detailed one-year budget and three-year strategic plan are prepared by each entity and then consolidated.

Cash flows and profitability included in the Budget are based on the existing and future expected sales orders, general market conditions, current cost structures, anticipated cost variations and current agreements with third parties. Management uses the annual operating budget information as well as additional projections or assumptions to derive the expected results for the strategic plan and periods thereafter.

The Budget and the strategic plan are approved by management and the Board of Directors. Management then tracks performance as compared to the Budget. Significant variances in actual performance are a key trigger to assess whether certain estimates used in the preparation of financial information must be revised.

Management needs to rely on estimates in order to apply the Company’s accounting policies and considers that the most critical ones are the following:

Estimating the net realizable value of inventory

The net realizable value of materials and work in progress is determined by comparing inventory components and value with production needs, current and future product features, expected production costs to be incurred and the expected profitability of finished products. The net realizable value of finished products and parts and accessories is determined by comparing inventory components and value with expected sales prices, sales program and new product features.

Estimating the useful life of tooling

Tooling useful life is estimated by product line based on their expected physical life and on the expected life of the product platform they are related to.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3. SIGNIFICANT ESTIMATES AND JUDGMENTS [CONTINUED]

a) Significant estimates in applying Company’s accounting policies [continued]

Estimating the fair value of Net assets acquired in business combinations

The acquisition method, which requires significant estimates and judgments, is used to record business combinations. As part of the allocation process, estimated fair values are assigned to the Net assets acquired, including trademark and dealer network. The estimation is based on the Company’s expectations with respect to future cash flows, economic conditions and discount rate. The excess of the purchase consideration over the estimated fair value of the Net assets acquired is then assigned to goodwill.

Estimating impairment on property, plant and equipment and intangible assets

Management assesses the value in use of property, plant and equipment and intangible assets mainly at groups of CGU level using a discounted cash flow approach by product line based on annual budget and strategic plan process. When the Company acquired the recreational products business from Bombardier Inc. in 2003, trademarks and goodwill were recorded as part of the business acquisition. Trademarks of $136.0 million and goodwill of $114.7 million were related to this transaction as at January 31, 2019 and 2018 and February 1, 2017 respectively. In addition, trademarks of $63.5 million and goodwill of $53.5 million were recorded following the acquisition of Alumacraft and Triton (as defined thereafter).

Trademarks impairment test

For the purpose of impairment testing, Ski-Doo®, Sea-Doo®, Evinrude®, Alumacraft® and Manitou® trademarks are allocated to their respective CGU. As at January 31, 2019, the carrying amount of trademarks amounting to $199.8 million is related to Ski-Doo, Sea-Doo, Evinrude, Alumacraft and Manitou for $63.5 million, $59.1 million, $13.4 million, $25.6 million and $38.2 million respectively. As at January 31, 2018 and February 1, 2017, the carrying amount of trademarks amounting to $136.0 million was related to Ski-Doo, Sea-Doo and Evinrude for $63.5 million, $59.1 million and $13.4 million respectively.

Recoverable amount

The Company determines the recoverable amount of these trademarks separately using value-in-use calculation. Value in use uses cash flow projections from the Company’s one-year budget and three-year strategic plan, with a terminal value calculated by discounting the final year in perpetuity. The figures used as the basis for the key assumptions in the value-in-use calculation includes sales volume, sales price, production costs, distribution costs and operating expenses as well as discount rates. This information represents the best available information as at the date of impairment testing. The estimated future cash flows are discounted to their present value using a pre-tax discount rate of 10.9% to 15.0%. These discount rates were calculated by adding to the Company’s weighted average cost of capital the risk factor associated with the product line tested. In assessing value in use, growth rates between 0.0% and 1.3% were used to calculate the terminal value of the Ski-Doo®, Sea-Doo® and Evinrude® trademarks. The Company performs sensitivity analysis on the cash flows and growth rate in order to confirm that the trademarks are not impaired.

Goodwill impairment test

For the purpose of impairment testing, goodwill of $114.7 million created in 2003 was allocated to the group of CGU representing all the Company’s product lines as at January 31, 2019 and 2018 and February 1, 2017 respectively. For the purpose of impairment testing as at January 31, 2019, goodwill of $21.1 million related to Alumacraft (as defined thereafter) acquisition and $32.4 million related to Triton (as defined thereafter) acquisition was allocated to their respective CGU.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3. SIGNIFICANT ESTIMATES AND JUDGMENTS [CONTINUED]

a) Significant estimates in applying Company’s accounting policies [continued]

Estimating impairment on property, plant and equipment and intangible assets [continued]

Recoverable amount

The group of CGUs’ recoverable amount is based on a value-in-use calculation using cash flow projections, which takes into account the Company’s one-year budget and three-year strategic plan, with a terminal value calculated by discounting the final year in perpetuity. These figures used as the basis for the key assumptions in the value-in-use calculation includes sales volume, sales price, production costs, distribution costs and operating expenses as well as discount rates. This information represents the best available information as at the date of impairment testing. The estimated future cash flows are discounted to their present value using a pre-tax discount rate of 10.9%. In assessing value in use, a growth rate of 0.3% was used to calculate the terminal value. The Company performs sensitivity analysis on the cash flows and growth rate in order to confirm that goodwill is not impaired.

Estimating recoverability of deferred tax assets

Deferred tax assets are recognized only if management believes it is probable that they will be realized based on annual budget, strategic plan and additional projections to derive the expected results for the periods thereafter.

Estimating provisions for product regular warranty, product liability, sales program and restructuring

The regular warranty cost is established by product and recorded at the time of sale based on management’s best estimate, using historical cost rates and trends. Adjustments to the regular warranty provision are made when the Company identifies a significant and recurring issue on products sold or when costs and trend differences are identified in the analysis of warranty claims.

The product liability provision at period end is based on management’s best estimate of the amounts necessary to resolve existing claims. In addition, the product liability provision at the end of the reporting period includes incurred, but not reported claims based on average historical cost information.

Sales program provision is estimated based on current program features, historical data and expected retail sales for each product line.

Restructuring provision is initially estimated based on restructuring plan estimated costs in relation with the plan features approved by management. Restructuring provision is reviewed at each period end in order to take into account updated information in relation with the realization of the plan. If necessary, the provision is adjusted accordingly.

Estimating the discount rates used in assessing defined benefit plan expenses and liability

In order to select the discount rates used to determine defined benefit plan expenses and liabilities, management consults with external actuarial firms to provide commonly used and applicable discount rates that are based on the yield of high quality corporate fixed income investments with cash flows that match expected benefit payments for each defined benefit plan. Management uses its knowledge and comprehension of general economic factors in order to conclude on the accuracy of the discount rates used.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS [CONTINUED]

b) Significant judgments in applying the Company’s accounting policies

Management needs to make certain judgments in order to apply the Company’s accounting policies and the most significant ones are the following:

Impairment of property, plant and equipment and intangible assets

The Company operates using a high level of integration and interdependency between design, development, manufacturing and distribution operations. The cash inflows generated by each product line require the use of various assets of the Company, limiting the impairment testing to be done for a single asset. Therefore, management performs impairment testing by grouping assets into CGUs.

Functional currency

The Company operates worldwide, but its design, development, manufacturing and distribution operations are highly integrated, which require significant judgements from management in order to determine the functional currency of each entity using factors provided by IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Management established an accounting policy where the functional currency of each entity is deemed to be its local currency unless the assessment of the criteria established by IAS 21 to assess the functional currency leads to the determination of another currency. IAS 21 criteria are reviewed annually for each entity and are based on transactions with third-parties only.

4.	FUTURE ACCOUNTING CHANGES

IFRS 16 Leases

In January 2016, the International Accounting Standards Board (“IASB”) issued IFRS 16 “Leases” (“IFRS 16”) that sets out the principles for recognition, measurement, presentation and disclosure of leases for both lessee and lessor. IFRS 16 introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases, except when the term is twelve months or less or when the underlying asset has a low value. The effective date of IFRS 16 for the Company is February 1, 2019 and the Company will apply the standard retrospectively with the cumulative effect of initially applying the standard recognized as an adjustment to the opening balance of retained earnings at that date, subject to permitted practical expedients. Therefore, the Company will not restate comparative information.

The adoption of IFRS 16 will result in the recognition of a right-of-use asset and a lease liability measured at the present value of the future lease payments on the statement of financial position for a majority of its leases that are considered operating leases under IAS 17 “Leases”. A depreciation expense on the right-of-use asset and an interest expense on the lease liability will replace the operating lease expense. IFRS 16 will change the presentation of cash flows relating to leases in the Company’s Consolidated Statements of Cash Flows, but does not cause a difference in the amount of cash transferred between the parties of a lease. The Company is currently finalizing the quantification of the impact of IFRS 16 on its consolidated financial statements. As at February 1, 2019, it is estimated that total assets will increase by approximately $190 million, total liabilities will increase by approximately $210 million and deficit will increase by approximately $20 million. The Company is continuing to assess the overall impact of the new standard, including the required changes to the disclosures in its consolidated financial statements. The Company is also reviewing certain processes related to leases for information technology systems and internal controls over financial reporting.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

4.	FUTURE ACCOUNTING CHANGES [CONTINUED]

IFRIC 23 Uncertainty over income tax treatments

In June 2017, the IASB released IFRIC 23 “Uncertainty over income tax treatments”. IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12 “Income taxes”, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 will become effective for the Company fiscal year beginning on February 1, 2019. The Company has determined the adoption of this standard will not have a significant impact on its consolidated financial statements.

Amendments to IFRS 3 Business combinations

In October 2018, the IASB issued amendments to IFRS 3 “Business combinations”. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for the Company to transactions for which the acquisition date is on or after February 1, 2020. The Company is currently assessing the impact of the adoption of these amendments on its consolidated financial statements.

Other standards or amendments

The IASB issued other standards or amendments to existing standards that are not expected to have a significant impact on the Company’s consolidated financial statements.

5.	BUSINESS COMBINATIONS

On June 28, 2018, the Company acquired 100% of Alumacraft Holdings, LLC and its wholly-owned subsidiary Alumacraft Boat Co. (“Alumacraft”) for a purchase consideration of U.S. $61.0 million ($80.9 million), paid in cash. Alumacraft is a recreational boat manufacturer with two manufacturing facilities located in St. Peter, Minnesota (United States) and in Arkadelphia, Arkansas (United States).

On August 28, 2018, the Company acquired 100% of Triton Industries, Inc. (“Triton”) for a purchase consideration of U.S. $75.0 million ($97.4 million), paid in cash. Triton is a pontoon boat manufacturer under the Manitou brand with a manufacturing facility located in Lansing, Michigan (United States).

The two acquisitions allow the Company to pursue its growth strategy in the marine market, and to create synergies with the existing operations of the Company.

The value of the assets acquired and liabilities assumed were as follows, as at their respective acquisition dates:

	Alumacraft		Triton	Total
Assets acquired
Current assets	$23.5	[b]	$14.1	$37.6
Property, plant and equipment	5.7		9.7	15.4
Trademark	25.8		37.7	63.5
Dealer network	19.1		27.5	46.6
Goodwill [a]	21.0	[c]	32.5	53.5
Total assets acquired	95.1		121.5	216.6

Liabilities assumed
Current liabilities	10.6		7.4	18.0
Deferred income taxes	3.6		16.7	20.3
Total liabilities assumed	14.2		24.1	38.3
Net assets acquired and total consideration paid in cash [d]	$80.9		$97.4	$178.3

[a]	Goodwill arises principally from expected synergies and future growth.

[b]	Including cash of $5.3 million.

[c]	Only $2.8 million of goodwill is deductible for tax purposes.

[d]	Repayment of Alumacraft and Triton debt is included in the purchase consideration.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	BUSINESS COMBINATIONS [CONTINUED]

The Company’s consolidated statement of net income include the operating results of Alumacraft and Triton since their respective acquisition dates. For the year ended January 31, 2019, they represent revenues of $94.9 million. Net income for the year ended January 31, 2019 was not significant.

If the Company had acquired Alumacraft and Triton at the beginning of the year ended January 31, 2019, it would have increased revenues by approximately $104 million.

The Company incurred acquisition-related costs of $2.7 million, which have been recorded in general and administrative expenses.

6.	SEGMENTED INFORMATION

Details of segment information were as follows:

For the year ended January 31, 2019	Powersports segment	Marine segment	Inter- segment eliminations	Total
Revenues	$4,753.5	$522.3	$(32.0)	$5,243.8
Cost of sales	3,560.2	462.2	(32.0)	3,990.4
Gross profit	1,193.3	60.1	—	1,253.4

Total operating expenses				780.8
Operating income				472.6

Financing costs				76.9
Financing income				(3.0)
Foreign exchange loss on long-term debt				69.8
Income before income taxes				328.9
Income tax expense				101.6

Net income				$227.3

For the year ended January 31, 2018	Powersports segment	Marine segment	Inter- segment eliminations	Total
Revenues	$4,026.5	$464.0	$(38.0)	$4,452.5
Cost of sales	3,073.6	371.8	(38.0)	3,407.4
Gross profit	952.9	92.2	—	1,045.1

Total operating expenses				667.4
Operating income				377.7

Financing costs				56.6
Financing income				(2.2)
Foreign exchange gain on long-term debt				(53.3)
Income before income taxes				376.6
Income tax expense				137.5

Net income				$239.1

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	SEGMENTED INFORMATION [CONTINUED]

The following table provides geographic information on Company’s revenues, property, plant and equipment and intangible assets. The attribution of revenues was based on customer locations.

	Revenues		Property, plant and equipment and intangible assets
	Years ended		As at
	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018	February 1, 2017
United States	$2,817.1	$2,247.7	$328.7	$134.9	$126.2
Canada	845.5	772.2	519.9	502.6	486.6
Western Europe	346.0	327.3	52.6	43.5	41.8
Scandinavia	404.7	360.1	9.4	10.0	9.1
Asia Pacific	355.7	320.3	55.8	48.4	42.4
Eastern Europe	197.7	153.1	11.0	9.8	8.5
Latin America	143.8	145.3	0.6	0.7	1.2
Mexico	107.8	104.6	245.9	192.6	165.4
Austria	16.7	14.1	159.9	138.9	109.1
Africa	8.8	7.8	—	—	—
	$5,243.8	$4,452.5	$1,383.8	$1,081.4	$990.3

7.	TRADE AND OTHER RECEIVABLES

The Company’s trade and other receivables were as follows, as at:

	January 31, 2019	January 31, 2018	February 1, 2017
Trade receivables	$326.0	$280.0	$286.8
Allowance for doubtful accounts	(3.7)	(3.4)	(3.9)
	322.3	276.6	282.9
Sales tax and other government receivables	54.3	42.3	34.5
Other	11.7	9.9	7.9
Total trade and other receivables	$388.3	$328.8	$325.3

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	January 31, 2019	January 31, 2018	February 1, 2017
Restricted investments [a]	$15.7	$17.3	$16.1
Derivative financial instruments	3.4	5.5	1.3
Other	13.7	10.1	6.2
Total other financial assets	$32.8	$32.9	$23.6
Current	12.8	11.5	3.5
Non-current	20.0	21.4	20.1
Total other financial assets	$32.8	$32.9	$23.6

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to the restricted investments.

9.	INVENTORIES

The Company’s inventories were as follows, as at:

	January 31, 2019	January 31, 2018	February 1, 2017
Materials and work in progress	$396.6	$325.9	$286.0
Finished products	339.5	255.0	250.9
Parts, accessories and clothing	210.1	161.9	145.2
Total inventories	$946.2	$742.8	$682.1

The Company recognized in the consolidated statements of net income during the year ended January 31, 2019, a write-down on inventories of $18.5 million ($10.1 million for the year ended January 31, 2018) and reversed previously recorded write-downs of $4.4 million ($5.0 million for the year ended January 31, 2018).

Additionally, during the year ended January 31, 2019, the Company recorded $3,543.2 million of inventories in cost of sales ($3,050.8 million for the year ended January 31, 2018).

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment were as follows, as at:

	Tooling	Equipment	Building	Land	Total
January 31, 2019
Cost	$844.8	$757.9	$353.0	$48.0	$2,003.7
Accumulated depreciation	552.4	409.8	136.4	—	1,098.6
Carrying amount	$292.4	$348.1	$216.6	$48.0	$905.1

January 31, 2018
Cost	$744.6	$628.4	$311.8	$45.5	$1,730.3
Accumulated depreciation	489.2	354.5	119.8	—	963.5
Carrying amount	$255.4	$273.9	$192.0	$45.5	$766.8

February 1, 2017
Cost	$703.3	$563.1	$291.1	$45.5	$1,603.0
Accumulated depreciation	480.8	341.4	107.6	—	929.8
Carrying amount	$222.5	$221.7	$183.5	$45.5	$673.2

As at January 31, 2019 and 2018 and February 1, 2017, assets under development amounted to $81.7 million, $65.5 million and $51.8 million respectively and were included in the cost of property, plant and equipment.

The following table explains the changes in property, plant and equipment during the year ended January 31, 2019:

	Carrying amount as at January 31, 2018	Additions [a]	Business combinations	Disposals	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2019 [b]
Tooling	$255.4	$119.4	$0.4	$(0.1)	$(83.2)	$0.5	$292.4
Equipment	273.9	127.6	4.9	(0.3)	(57.7)	(0.3)	348.1
Building	192.0	29.1	9.5	—	(15.1)	1.1	216.6
Land	45.5	0.8	0.6	—	—	1.1	48.0
Total	$766.8	$276.9	$15.4	$(0.4)	$(156.0)	$2.4	$905.1

[a] Government assistance of $1.2 million has been recorded against the additions.

[b] Leased equipment of $4.7 million and leased building of $2.6 million are included in the carrying amount.

The following table explains the changes in property, plant and equipment during the year ended January 31, 2018:

	Carrying amount as at February 1, 2017 [a]	Additions [b]	Business combinations	Disposals	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2018 [c]
Tooling	$222.5	$99.6	$—	$—	$(71.0)	$4.3	$255.4
Equipment	221.7	94.2	—	(0.1)	(46.4)	4.5	273.9
Building	183.5	21.1	—	—	(13.8)	1.2	192.0
Land	45.5	—	—	—	—	—	45.5
Total	$673.2	$214.9	$—	$(0.1)	$(131.2)	$10.0	$766.8

[a] Leased equipment of $7.4 million and leased building of $3.1 million are included in the carrying amount.

[b] Government assistance of $0.4 million has been recorded against the additions.

[c] Leased equipment of $6.0 million and leased building of $2.8 million are included in the carrying amount.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	INTANGIBLE ASSETS

The Company’s intangible assets were as follows, as at:

	Goodwill	Trademarks	Software and licences	Dealer networks	Customer relationships	Total
January 31, 2019
Cost	$169.4	$199.8	$131.5	$109.3	$24.2	$634.2
Accumulated depreciation	—	—	84.3	52.3	18.9	155.5
Carrying amount	$169.4	$199.8	$47.2	$57.0	$5.3	$478.7

January 31, 2018
Cost	$116.0	$136.0	$114.1	$45.4	$24.6	$436.1
Accumulated depreciation	—	—	73.2	30.8	17.5	121.5
Carrying amount	$116.0	$136.0	$40.9	$14.6	$7.1	$314.6

February 1, 2017
Cost	$115.9	$136.0	$109.4	$47.3	$22.6	$431.2
Accumulated depreciation	—	—	70.3	29.4	14.4	114.1
Carrying amount	$115.9	$136.0	$39.1	$17.9	$8.2	$317.1

The Company completed the required annual impairment test of goodwill and indefinite useful life trademarks as at the consolidated statement of financial position dates and concluded that no impairment had occurred during the years ended January 31, 2019 and 2018.

The following table explains the changes in Company’s intangible assets during the year ended January 31, 2019:

	Carrying amount as at January 31, 2018	Additions	Business combinations	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2019 [a]
Goodwill	$116.0	$—	$53.5	$—	$(0.1)	$169.4
Trademarks	136.0	—	63.5	—	0.3	199.8
Software and licences	40.9	20.5	—	(14.2)	—	47.2
Dealer networks	14.6	—	46.6	(5.3)	1.1	57.0
Customer relationships	7.1	—	—	(1.8)	—	5.3
Total	$314.6	$20.5	$163.6	$(21.3)	$1.3	$478.7

[a] Leased software and licences of $0.7 million are included in the carrying amount.

The following table explains the changes in Company’s intangible assets during the year ended January 31, 2018:

	Carrying amount as at February 1, 2017 [a]	Additions	Business combinations	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2018 [b]
Goodwill	$115.9	$—	$—	$—	$0.1	$116.0
Trademarks	136.0	—	—	—	—	136.0
Software and licences	39.1	15.1	—	(13.5)	0.2	40.9
Dealer networks	17.9	—	—	(2.8)	(0.5)	14.6
Customer relationships	8.2	—	—	(1.7)	0.6	7.1
Total	$317.1	$15.1	$—	$(18.0)	$0.4	$314.6

[a] Leased software and licences of $1.3 million are included in the carrying amount.

[b] Leased software and licences of $1.2 million are included in the carrying amount.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	REVOLVING CREDIT FACILITIES

On May 23, 2018, the Company refinanced its $475.0 million revolving credit facilities to increase the availability by $100.0 million for a total availability of $575.0 million, to extend the maturity from June 2021 to May 2023 and to reduce the cost of borrowing by 0.25% (the “Revolving Credit Facilities”). The Company incurred transaction fees of $2.6 million related to this refinancing, which are amortized over the expected life of the Revolving Credit Facilities.

On May 31, 2017, the Company amended its $425.0 million revolving credit facilities agreement to increase the availability by $50.0 million for a total availability of $475.0 million. All other conditions of the revolving credit facilities remained unchanged. The Company incurred transaction fees of $0.5 million related to this amendment.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company’s subsidiary, Bombardier Recreational Products Inc. (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.45% to 3.25% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.25% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.25% per annum;
(ii)	Canadian dollars at either
(a)	Bankers’ Acceptances plus 1.45% to 3.25% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.25% per annum
(iii)	Euros at Euro LIBOR plus 1.45% to 3.25% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at January 31, 2019, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.75% per annum; or
(b)	U.S. Base Rate plus 0.75% per annum; or
(c)	U.S. Prime Rate plus 0.75% per annum;
(ii)	Canadian dollars at either
(a)	Bankers’ Acceptances plus 1.75% per annum; or
(b)	Canadian Prime Rate plus 0.75% per annum
(iii)	Euros at Euro LIBOR plus 1.75% per annum.

As at January 31, 2019, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	REVOLVING CREDIT FACILITIES [CONTINUED]

As at January 31, 2019 and 2018 and February 1, 2017, the Company had no outstanding indebtedness under the Revolving Credit Facilities. The Company had issued letters of credit for an amount of $2.5 million as at January 31, 2019 ($2.1 million as at January 31, 2018) and, in addition, $4.7 million of letters of credit were outstanding under other bank agreements as at January 31, 2019 ($5.2 million as at January 31, 2018).

13.	TRADE PAYABLES AND ACCRUALS

The Company’s trade payables and accruals were as follows, as at:

	January 31, 2019	January 31, 2018	February 1, 2017
Trade payables	$687.4	$560.2	$518.8
Wages and related employee accruals	145.3	122.0	97.1
Other accruals	170.8	123.3	102.6
Total trade payables and accruals	$1,003.5	$805.5	$718.5

14.	PROVISIONS

The Company’s provisions were as follows, as at:

	January 31, 2019	January 31, 2018	February 1, 2017
Product-related	$462.1	$373.9	$341.3
Restructuring	0.6	2.1	0.2
Other	57.5	89.1	90.9
Total provisions	$520.2	$465.1	$432.4
Current	408.6	378.8	344.3
Non-current	111.6	86.3	88.1
Total provisions	$520.2	$465.1	$432.4

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions. As at January 31, 2019, the Company estimates that cash outflows related to those non-current provisions could occur from February 1, 2020 to January 31, 2024.

The changes in provisions were as follows:

	Product-related	Restructuring	Other	Total
Balance as at January 31, 2018	$373.9	$2.1	$89.1	$465.1
Expensed during the year	582.2	0.3	12.6	595.1
Additions through business combinations	2.7	—	—	2.7
Paid during the year	(507.4)	(1.7)	(45.4)[a]	(554.5)
Reversed during the year	(3.5)	(0.1)	(3.3)	(6.9)
Effect of foreign currency exchange rate changes	15.6	—	4.5	20.1
Unwinding of discount and effect of changes in discounting estimates	(1.4)	—	—	(1.4)
Balance as at January 31, 2019	$462.1	$0.6	$57.5	$520.2

[a] Payment of $33.8 million related to the patent infringement litigation cases with one of the Company’s competitors.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

15.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	January 31, 2019	January 31, 2018	February 1, 2017
Dealer holdback programs and customers deposits	$96.9	$82.0	$78.1
Due to Bombardier Inc. (Note 27)	22.3	22.0	22.2
Derivative financial instruments	8.9	10.0	10.0
Due to a pension management company (Note 17)	2.3	2.7	5.1
Financial liability related to NCIB (Note 18)	—	38.6	—
Other	6.3	6.0	8.0
Total other financial liabilities	$136.7	$161.3	$123.4
Current	108.3	133.5	94.7
Non-current	28.4	27.8	28.7
Total other financial liabilities	$136.7	$161.3	$123.4

The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes.

16.	LONG-TERM DEBT

As at January 31, 2019 and 2018, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

January 31, 2019
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility	May 2025	4.50%	4.50%	U.S. $895.5	$1,176.9
Term Loans	Dec. 2019 to Dec. 2028	0.75% to 1.75%	1.00% to 4.67%	Euro 21.6	29.5
Finance lease liabilities	Jan. 2021 to Dec. 2030	8.00%	8.00%	$11.7	9.1
Total long-term debt					$1,215.5
Current					18.4
Non-current					1,197.1
Total long-term debt					$1,215.5

January 31, 2018
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility	June 2023	4.07%	4.07%	U.S. $789.0	$969.9
Term Loans	Dec. 2018 to Dec. 2028	0.75% to 2.19%	1.00% to 5.64%	Euro 24.7	34.3
Finance lease liabilities	Jan. 2021 to Dec. 2030	8.00%	8.00%	$14.0	10.6
Total long-term debt					$1,014.8
Current					19.8
Non-current					995.0
Total long-term debt					$1,014.8

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	LONG-TERM DEBT [CONTINUED]

February 1, 2017
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility	June 2023	4.04%	4.04%	U.S. $696.5	$907.5
Term Loans	Dec. 2017 to Dec. 2028	0.75% to 2.19%	1.50% to 8.60%	Euro 24.8	32.3
Finance lease liabilities	Jan. 2018 to Dec. 2030	8.00%	8.00%	$16.6	12.3
Total long-term debt					$952.1
Current					22.7
Non-current					929.4
Total long-term debt					$952.1

The following table explains the changes in long-term debt during the year ended January 31, 2019:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2018	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at January 31, 2019
Term Facility	$969.9	$143.0	$(5.9)	$69.8	$0.1	$1,176.9
Term Loans	34.3	3.6	(8.5)	(0.4)	0.5	29.5
Finance lease liabilities	10.6	—	(2.4)	—	0.9	9.1
Total	$1,014.8	$146.6	$(16.8)	$69.4	$1.5	$1,215.5

The following table explains the changes in long-term debt during the year ended January 31, 2018:

		Statements of cash flows		Non-cash changes
	Carrying amount as at February 1, 2017	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at January 31, 2018
Term Facility	$907.5	$125.0	$(9.3)	$(53.3)	$—	$969.9
Term Loans	32.3	12.5	(12.6)	2.8	(0.7)	34.3
Finance lease liabilities	12.3	—	(2.7)	0.1	0.9	10.6
Total	$952.1	$137.5	$(24.6)	$(50.4)	$0.2	$1,014.8

Under security arrangements, amounts borrowed under the Revolving Credit Facilities and the term facility (the “Credit Facilities”) are secured by substantially all the assets of the Company.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	LONG-TERM DEBT [CONTINUED]

a)	Term Facility

On May 23, 2018, the Company refinanced its term facility to increase the principal amount by U.S. $111.0 million for a total principal of U.S. $900.0 million, to extend the maturity from June 2023 to May 2025 and to reduce the cost of borrowing by 0.50% (the “Term Facility”). The Term Facility agreement contains customary representations and warranties but includes no financial covenants. The Company incurred transaction costs of $8.9 million, which have been recorded in financing costs.

On October 10, 2017, the Company amended its term facility. This amendment reduced the cost of borrowing by 0.50% and reduced the LIBOR floor to 0.00%. It also increased the amount of borrowing by U.S. $100.0 million for a total nominal outstanding amount of U.S. $793.0 million. The maturity remained unchanged in June 2023 and the Company had the option to increase the amount of borrowing by U.S. $150.0 million under certain conditions. The Company incurred transaction costs of $2.1 million.

As at January 31, 2019, the cost of borrowing under the Term Facility was as follows:

(i)	LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the original nominal amount of U.S. $900.0 million each quarter, starting in the third quarter of the fiscal year ending January 31, 2019. Consequently, the Company repaid an amount of U.S. $4.5 million ($5.9 million) during the year ended January 31, 2019. Also, the Company may be required to repay a portion of the Term Facility in the event that Bombardier Recreational Products Inc. has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at January 31, 2019 and 2018, the Company was not required to repay any portion of the Term Facility under this requirement.

b)	Term Loans

During the year ended January 31, 2019, the Company entered into term loan agreements at favourable interest rates under Austrian government programs. These programs support research and development projects based on the Company’s incurred expenses in Austria. The term loans have a total nominal amount of euro 2.4 million ($3.6 million), interest rates at Euribor three-months plus 1.00% and maturities between December 2022 and December 2023.

During the year ended January 31, 2018, the Company entered into term loan agreements at favourable interest rates under Austrian government programs. These programs support research and development projects based on the Company’s incurred expenses in Austria. The term loans have a total nominal amount of euro 8.3 million ($12.5 million), interest rates at 1.65% (1.90% starting in December 2021) or at Euribor three-months plus 1.00% and maturities between December 2021 and December 2028.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	EMPLOYEE BENEFITS

Employee benefits expenses, which represent the expenses related to all forms of consideration provided by the Company in exchange for services rendered by its employees, were as follows:

	Years ended
	January 31, 2019	January 31, 2018
Current remuneration	$756.0	$658.0
Post employment defined benefit plans	10.9	11.7
Post employment defined contribution plans	32.1	31.3
Termination benefits	2.3	3.6
Stock-based compensation (Note 19)	11.1	8.5
Other long-term benefits	2.9	2.1
Total	$815.3	$715.2

a)	Post employment benefits

The Company sponsors defined contribution retirement plans and non-contributory defined benefit plans that provide for pensions and other post-retirement benefits to a majority of its employees.

Canadian employees

The Company sponsors defined benefit pension plans and other post-retirement benefit plans for its Canadian executive employees and defined contribution plans for non-executive employees. Additionally, the Company retained defined benefit obligations with certain active and former employees for services rendered prior to 2005.

The Company’s other post-retirement benefit plans provide during retirement non-contributory life insurance benefits and healthcare benefits to eligible employees that are funded on a pay-as-you-go basis. The healthcare benefits are payable from retirement to age 65.

The defined benefit plans are registered with the governments and follow their applicable laws. The plans are governed by a retirement committee composed of representatives from the employer and the employees. The retirement committee delegated its responsibilities to the investment committee, which is responsible for the investment policy with regard to the assets of the fund. This committee is composed of representatives from the employer. The plans have a strategy to decrease the risk level by increasing progressively, when the solvency of the plans will improve, the part of the plan assets in long-term fixed income securities. The Company is contributing to the plans the minimum funding obligations required under the current regulations. The weighted average duration of the defined benefit obligations is approximately 16 years. As at January 31, 2019, the Company expects that 50% of the future payments associated with its Canadian defined benefit obligations will be paid in the next 17 years.

In addition, the Company sponsors a defined benefit retirement plan to provide supplemental pension benefits to its executives (“SERP”).

United States employees

In the United States, the Company offers a defined contribution plan to its employees as well as a defined benefit final average earnings non-registered supplementary executive retirement plan for its executive employees (“SERP”).

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	EMPLOYEE BENEFITS [CONTINUED]

a)	Post employment benefits [continued]

European employees

The Company’s sponsors defined contribution plans to its employees in most of its European entities. In addition, the Company maintains an unfunded defined benefit plan and sponsors a lump sum retirement indemnity plan in Austria. Under the defined benefit plan, the benefits are based on such employees’ length of service, applicable pension accrual rates and compensation at retirement. Under the lump sum retirement indemnity plan, the benefits are based on the length of service and compensation at retirement. These plans are regulated by the applicable Austrian laws. The weighted average duration of the defined benefit obligation is approximately 15 years. As at January 31, 2019, the Company expects that 50% of the future payments associated with its Austrian defined benefit obligations will be paid in the next 16 years.

As at January 31, 2019, the remaining liabilities of $2.3 million related to the termination of the defined benefit plan coverage for some of the Austrian employees and presented in other financial liabilities (Note 15) will be settled over the next four fiscal years.

b) Defined benefit plans

Actuarial risks

The significant actuarial risks to which the plans expose the Company are as follows:

Market related risks

Investment risk

The present value of the defined benefit obligation is calculated using a discount rate determined by reference to high quality corporate fixed income investments. If the return on plan assets is below this rate, it will increase the plan liability. Currently, the funded plans have investments in equity securities and fixed income securities. Due to the long-term nature of the plan liabilities, the Company considers it appropriate that a reasonable portion of the plan assets should be invested in equity securities and income securities to leverage the return generated by the fund.

Interest risk

A decrease in the fixed income investments interest rate will increase the plans’ liabilities. However, for funded plans, this will be partially offset by an increase in the fair value of the plans’ fixed income securities.

Employee related risks

Longevity risk

The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans’ liabilities.

Salary risk

The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans’ liabilities.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Actuarial assumptions

The weighted average of the significant actuarial assumptions adopted to determine the defined benefit cost and the defined benefit obligation were as follows:

	Years ended
	January 31, 2019		January 31, 2018
	Canada	Foreign	Canada	Foreign
Benefit cost actuarial assumptions [a]
Discount rates used to determine:
Current service cost	3.75%	1.74%	4.30%	1.95%
Net interest cost	3.70%	1.64%	4.05%	1.86%
Expected rate of compensation increase	3.00%	3.00%	3.00%	3.00%
Mortality table	CPM 2014 Private	AVOE 2008	CPM 2014 Private	AVOE 2008

Defined benefit obligation actuarial assumptions [b]
Discount rate	3.85%	1.65%	3.70%	1.64%
Rate of compensation increase	3.00%	3.00%	3.00%	3.00%
Mortality table	CPM 2014 Private	AVOE 2018	CPM 2014 Private	AVOE 2008

[a]	Determined as at beginning of the reporting periods

[b]	Determined as at end of the reporting periods

The discount rate represents the market rate for high quality corporate fixed income investments consistent with the currency and the estimated term of the defined benefit plan obligation. The expected rate of compensation increase is determined considering the current salary structure, historical and anticipated wage increases.

Health care cost trend

The health care cost is assumed to increase to a rate of 5.33% in fiscal year 2020 and to a rate that will gradually decline over the next 15 years to reach 3.33% in fiscal year 2034. After this date, the rate is assumed to remain at 3.33%. An increase of 1% of the health care cost trend rate would not have a significant impact on the defined benefit cost and on the defined benefit obligations for the years ended January 31, 2019 and 2018.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Employee future benefit liabilities

The amounts arising from the Company’s obligations under defined benefit obligations were as follows, as at:

	January 31, 2019		January 31, 2018
	Canada	Foreign	Canada	Foreign
Defined benefit obligation of funded plans	$(347.6)	$(1.8)	$(353.2)	$(2.0)
Fair value of plans assets	262.4	1.2	271.4	1.3
	(85.2)	(0.6)	(81.8)	(0.7)
Defined benefit obligation of unfunded plans	(21.1)	(130.2)	(17.1)	(125.2)
Employee future benefit liabilities	$(106.3)	$(130.8)	$(98.9)	$(125.9)

The following table provides a reconciliation of the changes in the pension plans’ defined benefit obligations (funded and unfunded) as at the consolidated statement of financial position dates:

	January 31, 2019		January 31, 2018
	Canada	Foreign	Canada	Foreign
Defined benefit obligation at beginning of year	$(370.3)	$(127.2)	$(341.2)	$(112.0)
Current service cost	(3.7)	(2.6)	(3.3)	(2.5)
Interest cost	(13.5)	(2.1)	(13.6)	(2.2)
Past service gain	—	1.4	—	—
Actuarial losses from changes in demographic assumptions	—	(6.0)	—	—
Actuarial gains (losses) from changes in financial assumptions	7.6	0.2	(20.8)	(3.8)
Actuarial losses from experience adjustments	(3.5)	(3.4)	(7.6)	(1.9)
Employee contributions	(0.1)	—	(0.2)	—
Benefits paid	14.8	5.0	16.4	3.9
Pension payments transferred to other financial liabilities (Note 15)	—	1.5	—	—
Effect of foreign currency exchange rate changes	—	1.2	—	(8.7)
Defined benefit obligation at end of year	$(368.7)	$(132.0)	$(370.3)	$(127.2)

The following table provides a reconciliation of the changes in the pension plans’ fair value of assets as at consolidated statement of financial position dates:

	January 31, 2019		January 31, 2018
	Canada	Foreign	Canada	Foreign
Assets fair value at beginning of year	$271.4	$1.3	$258.1	$1.0
Interest income	9.9	—	10.3	—
Administration costs	(0.3)	—	(0.4)	—
Actuarial gains (losses) from return on plan assets	(12.1)	—	11.0	—
Employer contributions	8.2	4.9	8.6	4.1
Employee contributions	0.1	—	0.2	—
Benefit paid	(14.8)	(5.0)	(16.4)	(3.9)
Effect of foreign currency exchange rate changes	—	—	—	0.1
Assets fair value at end of year	$262.4	$1.2	$271.4	$1.3

In accordance with the minimum funding obligations required under the current regulations, the Company expects to contribute $13.7 million to all defined benefit pension plans for the year ending January 31, 2020.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Employee future benefit liabilities [continued]

The actual return (loss) on plan assets was as follows:

	Years ended
	January 31, 2019		January 31, 2018
	Canada	Foreign	Canada	Foreign
Actual return (loss) on plan assets	$(2.5)	$—	$20.9	$—

The fair value of the plan assets for each category was as follows, as at:

	January 31, 2019	January 31, 2018
Publicly-traded Canadian equity securities	$73.4	$77.8
Publicly-traded foreign equity securities	78.6	83.5
Publicly-traded fixed income securities	73.6	77.0
Other	38.0	34.4
Total	$263.6	$272.7

The fair values of the above equity and fixed income securities were determined based on quoted market prices in active markets.

Defined benefit costs

Components of the total defined benefit costs recognized in the consolidated statement of net income were as follows:

	Years ended
	January 31, 2019		January 31, 2018
	Canada	Foreign	Canada	Foreign
Current service cost	$ 3.7	$2.6	$3.3	$2.5
Net interest on the future employee benefit liabilities	3.6	2.1	3.3	2.2
Administration costs	0.3	—	0.4	—
Past service gain	—	(1.4)	—	—
Defined benefit costs	$ 7.6	$3.3	$7.0	$4.7

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Sensitivity analysis

Actuarial assumptions that influence significantly the determination of the defined benefit obligations of the Company are the discount rate, the expected rate of compensation increase and the participants’ longevity. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

The impact on employee future benefit liabilities would be the following as at January 31, 2019:

Increase (Decrease) of the liabilities
Discount rate
Impact of a 0.5% increase	$(34.6)
Impact of a 0.5% decrease	38.8
Expected rate of compensation increase
Impact of a 0.5% increase	9.2
Impact of a 0.5% decrease	(8.6)
Participant longevity
Impact of a 1 year increase	9.1
Impact of a 1 year decrease	(9.3)

The sensitivity analysis presented above may not be representative of the potential change in the employee future benefit liabilities as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	CAPITAL STOCK

The authorized capital stock of the Company is comprised of an unlimited number of multiple voting shares carrying six votes per share with no par value, an unlimited number of subordinate voting shares carrying one vote per share with no par value and an unlimited number of non-voting preferred shares issuable in series with no par value.

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at February 1, 2017	32,696,914	$296.6
Issued upon exercise of stock options	460,449	13.7
Issued in exchange of multiple voting shares	16,070,872	1.3
Repurchased under the SIB	(8,599,508)	(67.6)
Repurchased under the NCIB	(2,320,900)	(14.3)
Balance as at January 31, 2018	38,307,827	229.7
Issued upon exercise of stock options	264,478	9.4
Issued in exchange of multiple voting shares	8,851,088	0.7
Repurchased under the NCIB	(4,383,370)	(26.4)
Balance as at January 31, 2019	43,040,023	$213.4

Multiple voting shares
Balance as at February 1, 2017	79,023,344	$6.4
Exchanged for subordinate voting shares	(16,070,872)	(1.3)
Balance as at January 31, 2018	62,952,472	$5.1
Exchanged for subordinate voting shares	(8,851,088)	(0.7)
Balance as at January 31, 2019	54,101,384	$4.4

Total outstanding as at January 31, 2019	97,141,407	$217.8

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	CAPITAL STOCK [CONTINUED]

a)	Normal course issuer bid program (“NCIB”)

In March 2018, the Company announced the renewal of its NCIB to repurchase for cancellation up to 3,625,271 of its outstanding subordinate voting shares. During the year ended January 31, 2019, the Company repurchased the 3,625,271 subordinate voting shares for a total consideration of $212.3 million. In addition, during the same period, the Company completed the NCIB announced and started during the year ended January 31, 2018 and repurchased 758,099 subordinate voting shares for a total consideration of $36.3 million.

When the Company was not permitted to purchase subordinate voting shares due to regulatory restrictions or self-imposed blackout periods, an automatic share purchase plan with a designated broker allowed the purchase of subordinate voting shares under pre-set conditions. During the year January 31, 2019, the Company recognized a gain of $0.8 million in financing income related to the automatic share purchase plan. The gain represents the difference between the share price used to establish the financial liability at the end of each quarter and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

For the year ended January 31, 2019, of the total consideration of $248.6 million, $26.4 million represents the carrying amount of the shares repurchased, $223.0 million represents the amount charged to retained losses and $0.8 million represents the gain recognized in net income.

In March 2017, the Company announced the renewal of its NCIB to repurchase for cancellation up to 3,078,999 of its outstanding subordinate voting shares. During the year ended January 31, 2018, the Company repurchased a total of 2,320,900 subordinate voting shares for a total consideration of $106.7 million.

As at January 31, 2018, a $38.6 million financial liability, with a corresponding amount in equity, was recorded in the consolidated statements of financial position in relation with the NCIB. This liability represented the value of subordinate voting shares expected to be repurchased by a designated broker under an automatic share purchase plan from February 1 to March 22, 2018. These subordinate voting shares are included in the outstanding subordinate voting shares as at January 31, 2018. During the year ended January 31, 2018, the Company recognized a loss of $1.0 million in financing costs related to the automatic share purchase plan.

For the year ended January 31, 2018, of the total consideration of $106.7 million, $14.3 million represents the carrying amount of the shares repurchased, $91.4 million represents the amount charged to retained losses and $1.0 million represents the loss recognized in the consolidated statement of net income.

b)	Substantial issuer bid offer (“SIB”)

On June 1, 2017, the Company announced a SIB to repurchase its subordinate voting shares for cancellation for a maximum amount of $350.0 million. During the year ended January 31, 2018, the Company repurchased 8,599,508 subordinate voting shares following the completion of the SIB for a total consideration of $350.0 million, of which $66.7 million represents the carrying amount of the shares repurchased and $283.3 million represents the amount charged to retained losses. Prior to the completion of the SIB, Beaudier group, Bain Capital and CDPQ converted respectively 3,168,019, 2,438,724 and 464,129 of multiple voting shares into an equivalent number of subordinate voting shares. These converted shares were repurchased in the SIB. The Company incurred $1.0 million of fees and expenses ($0.9 million net of income tax recovery of $0.1 million) related to the SIB, which were recorded in capital stock.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	CAPITAL STOCK [CONTINUED]

c)	Secondary offering

On September 18, 2018, Beaudier Group and Bain Capital completed a secondary offering of 8,700,000 subordinate voting shares of the Company through a syndicate of underwriters. Prior to such transaction, Beaudier Group and Bain Capital converted respectively 4,915,824 and 3,935,264 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred approximately $2.1 million of fees and expenses related to this secondary offering.

On October 17, 2017, Beaudier group, Bain Capital and CDPQ completed a secondary offering of 10,000,000 subordinate voting shares of the Company to a syndicate of underwriters. Prior to such transaction, Beaudier group, Bain Capital and CDPQ converted respectively 5,218,391, 4,017,091 and 764,518 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred approximately $0.5 million of fees and expenses related to this secondary offering.

d)	Dividend

During the year ended January 31, 2019, the Company declared four quarterly dividends of $0.09 per share for holders of its multiple voting shares and subordinate voting shares. The dividends were paid on April 13, 2018, July 13, 2018, October 12, 2018 and January 11, 2019 for a total consideration of $35.3 million to shareholders.

During the year ended January 31, 2018, the Company declared three quarterly dividends of $0.08 per share for holders of its multiple voting shares and subordinate voting shares. The dividends were paid on July 13, 2017, October 13, 2017 and January 12, 2018 for a total consideration of $25.3 million to shareholders.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	STOCK OPTION PLAN

Following an increase of 5,000,000 during the year ended January 31, 2019, a reserve of 10,814,828 subordinate voting shares are available to be granted in stock options to officers, employees and, in limited circumstances, to consultants of the Company under the Company’s stock option plan. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

Under the stock option plan existing prior to the initial public offering of the Company’s subordinate voting shares, the options vested or were eligible to vest in equal annual instalments on each of the five anniversary dates of the date of grant and were exercisable for a period of up to ten years from the grant date.

The following table summarizes the weighted-average fair value of options granted and the main assumptions that were used to calculate the fair value during the years ended January 31, 2019 and 2018:

	January 31, 2019	January 31, 2018
Weighted-average fair value at grant date	$18.02	$11.66
Weighted average assumptions used in the fair value models
Share price	$60.48	$39.93
Risk-free interest rate	2.20%	1.16%
Expected life	6.25 years	6.25 years
Expected volatility	27.64%	30.43%
Expected annual dividend per share	0.60%	0.80%

The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted. The expected volatility used in option pricing models is calculated based on historical volatility of similar listed entities.

The number of stock options varied as follows:

	Number of options	Weighted average exercise price
Balance as at February 1, 2017	2,840,433	$22.39
Granted	1,106,900	39.61
Forfeited/Cancelled	(87,150)	24.77
Exercised [a]	(460,449)	18.07
Balance as at January 31, 2018	3,399,734	28.52
Granted	937,150	60.16
Forfeited/Cancelled	(189,387)	48.88
Exercised [b]	(264,478)	23.50
Balance as at January 31, 2019	3,883,019	$35.51

[a]	The weighted average stock price on these exercised stock options was $39.78.

[b]	The weighted average stock price on these exercised stock options was $61.04.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	STOCK OPTION PLAN [CONTINUED]

The following table summarizes information about stock options outstanding and exercisable, as at January 31, 2019:

	Outstanding			Exercisable
Exercise price range	Number of options	Weighted- average exercise price	Weighted- average remaining life (years)	Number of options	Weighted- average exercise price
$0 to $4	26,894	$0.85	2.1	26,894	$0.85
$16 to $20	17,550	19.00	7.1	9,125	18.90
$20 to $24	1,045,175	20.86	6.1	724,425	21.09
$24 to $28	955,900	27.08	6.0	795,050	26.96
$28 to $32	3,000	29.03	4.9	3,000	29.03
$36 to $40	963,950	39.45	8.4	215,000	39.45
$40 to $44	119,500	40.46	9.4	11,275	40.90
$44 to $48	13,800	47.67	9.0	3,450	47.67
$60 to $64	737,250	62.69	9.4	—	—
Balance as at January 31, 2019	3,883,019	$35.51	7.4	1,788,219	$25.78

The following table summarizes information about stock options outstanding and exercisable, as at January 31, 2018:

	Outstanding			Exercisable
Exercise price range	Number of options	Weighted- average exercise price	Weighted- average remaining life (years)	Number of options	Weighted- average exercise price
$0 to $4	56,180	$0.60	2.5	56,180	$0.60
$4 to $8	9,029	6.63	4.5	7,648	6.54
$16 to $20	18,125	18.92	8.1	5,025	18.66
$20 to $24	1,147,725	20.86	7.1	646,000	21.26
$24 to $28	1,057,100	27.07	7.0	601,725	26.91
$28 to $32	5,875	29.03	5.9	5,875	29.03
$36 to $40	1,046,800	39.45	9.4	—	—
$40 to $44	45,100	40.90	9.7	—	—
$44 to $48	13,800	47.67	10.0	—	—
Balance as at January 31, 2018	3,399,734	$28.52	7.7	1,322,453	$22.89

Share based compensation expense of $11.1 million for the year ended January 31, 2019 ($8.5 million for the year ended January 31, 2018) has been recorded in general and administrative expenses in the consolidated statements of net income.

As at January 31, 2019, the total unrecognized compensation cost related to unvested share-based payments totalled $15.1 million ($12.2 million as at January 31, 2018).

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Years ended
	January 31, 2019	January 31, 2018
Net income attributable to shareholders	$227.0	$238.9

Weighted average number of shares	98,291,845	106,961,014

Earnings per share - basic	$2.31	$2.23

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Years ended
	January 31, 2019	January 31, 2018
Net income attributable to shareholders	$227.0	$238.9

Weighted average number of shares	98,291,845	106,961,014
Dilutive effect of stock options	1,297,043	956,073
Weighted average number of diluted shares	99,588,888	107,917,087

Earnings per share - diluted	$2.28	$2.21

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on share value on the Toronto Stock Exchange for the period during which the options were outstanding.

21.	REVENUES

Details of revenues were as follows:

	Years ended
	January 31, 2019	January 31, 2018
Powersports
Year-Round Products	$2,240.6	$1,810.0
Seasonal Products	1,803.5	1,553.9
Powersports PAC and OEM Engines	707.5	659.7
Marine	492.2	428.9
Total	$5,243.8	$4,452.5

22.	COST OF SALES

Cost of sales comprise costs of inventories sold, production overheads unallocated to inventories, warranty and distribution costs, costs related to sales programs that involve a free product or service delivered to clients, write-down of inventories, reversal of write-down of inventories, depreciation of property, plant and equipment and intangible assets used to manufacture and distribute products.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

23.	GOVERNMENT ASSISTANCE

The Company’s government assistance, including tax credits, was as follows:

	Years ended
	January 31, 2019	January 31, 2018
Recorded against research and development expense	$23.1	$17.8
Recorded against other elements of operating income	1.2	4.3
	$24.3	$22.1

Recorded against the cost of property, plant and equipment	$1.2	$0.4

24. OTHER OPERATING EXPENSES

Details of other operating expenses were as follows:

	Years ended
	January 31, 2019	January 31, 2018
Loss on litigation	$1.3	$5.9
Restructuring costs	0.2	2.1
Foreign exchange (gain) loss on working capital elements	24.2	(14.8)
(Gain) loss on forward exchange contracts	(18.8)	19.7
Other	0.6	1.0
Total	$7.5	$13.9

For the years ended January 31, 2019 and 2018, the Company recorded as an expense total damages and related costs of respectively $1.3 million and $5.9 million related to multiple lawsuits with one of its competitors whereby each party is claiming damages for the alleged infringement of some of its patents.

During the year ended January 31, 2018, the Company relocated its North American sales office in Texas, U.S., and $2.0 million of severance and $0.1 million of other costs were recorded as restructuring related to this activity.

25.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Years ended
	January 31, 2019	January 31, 2018
Interest on long-term debt	$50.5	$40.7
Transaction costs on long-term debt	8.9	2.1
Interest and commitment fees on revolving credit facilities	5.6	4.4
Net interest on employee future benefit liabilities (Note 17)	5.7	5.5
Financial guarantee losses	1.2	0.8
Unwinding of discount of provisions	2.5	1.2
Other	2.5	1.9
Financing costs	76.9	56.6

Financing income	(3.0)	(2.2)
Total	$73.9	$54.4

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

26.	INCOME TAXES

a)	Income tax expense

Details of income tax expense were as follows:

	Years ended
	January 31, 2019	January 31, 2018
Current income tax expense
Related to current year	$113.5	$101.6
Related to prior years	1.8	1.1
	115.3	102.7
Deferred income tax expense (recovery)
Temporary differences	(24.6)	(9.0)
Effect of income tax rate changes on deferred income taxes	1.6	51.0
Increase (decrease) in valuation allowance	9.3	(7.2)
	(13.7)	34.8
Income tax expense	$101.6	$137.5

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Years ended
	January 31, 2019		January 31, 2018
Income taxes calculated at statutory rates	$87.8	26.7%	$100.9	26.8%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(6.1)		(5.8)
Effect of income tax rate changes on deferred income taxes [a]	1.6		51.0
Increase (decrease) in valuation allowance	9.3		(7.2)
Recognition of income taxes on foreign currency translation	(1.3)		(0.7)
Permanent differences [b]	12.5		(4.0)
Other	(2.2)		3.3
Income tax expense	$101.6		$137.5
[a]	The effect of income tax rate changes on deferred income taxes for the year ended January 31, 2018 result mainly from the U.S. tax reform.

[b]	The permanent differences result mainly from the foreign exchange (gain) loss on the long-term debt denominated in U.S. dollars.

The income tax statutory rate is 26.7% for the year ended January 31, 2019 (26.8% for the year ended January 31, 2018). The income tax statutory rate is the Bombardier Recreational Products Inc. combined rate applicable in jurisdictions in which it operates.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

26.	INCOME TAXES [CONTINUED]

b)	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income taxes asset (liability) were as follows, as at:

	January 31, 2019	January 31, 2018	February 1, 2017

Related to current assets and liabilities
Inventories	$26.9	$20.0	$19.0
Investment tax credits receivable	(2.2)	(8.6)	(15.2)
Trade payables and accruals	9.9	7.3	7.3
Provisions	91.0	80.9	90.6
Other financial liabilities	15.9	13.4	18.0
Deferred revenues	15.5	15.5	18.1
Other	4.3	1.5	2.1
	161.3	130.0	139.9

Related to non-current assets and liabilities
Property, plant and equipment	(47.0)	(40.1)	(30.1)
Intangible assets	(56.9)	(37.4)	(37.6)
Provisions	15.5	17.6	25.6
Long-term debt	6.4	(1.1)	7.8
Deferred revenues	31.0	29.1	30.1
Employee future benefit liabilities	45.4	42.8	37.9
Other non-current liabilities	1.9	1.4	3.7
Other	4.8	4.8	5.4
	1.1	17.1	42.8

Related to non-capital losses carried forward	10.3	10.9	18.3
Related to capital losses carried forward	29.3	29.9	29.7
	202.0	187.9	230.7

Unrecognized tax benefits	(33.3)	(24.1)	(31.2)
Total	$168.7	$163.8	$199.5

As at January 31, 2019, the Company had non-capital losses and capital losses available to reduce future taxable income.

As at January 31, 2019, non-capital losses amounted to $30.6 million ($36.1 million as at January 31, 2018), of which $28.2 million ($34.6 million as at January 31, 2018) is available to reduce future federal taxable income in the United States and $2.4 million ($1.5 million as at January 31, 2018) is available to reduce future taxable income in other tax jurisdictions. The $30.6 million of non-capital losses will expire from fiscal year 2031 until fiscal year 2033.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

26.	INCOME TAXES [CONTINUED]

b)	Deferred income taxes [continued]

As at January 31, 2019, the balance of deductible capital losses amounted to $110.5 million ($112.7 million as at January 31, 2018) and are available to offset future taxable capital gains in Canada for an unlimited period of time.

As at January 31, 2019, the Company has $25.4 million in investment tax credits receivable, of which $20.0 million are refundable and $5.4 million are available to reduce income taxes in future periods (respectively $20.5 million, $16.0 million and $4.5 million as at January 31, 2018). The $5.4 million ($4.5 million as at January 31, 2018) are available to reduce future income taxes of other tax jurisdictions.

As at January 31, 2019 and 2018, deferred income taxes assets have been entirely recognized except for certain elements, consisting mainly of deductible capital losses carried forward, as the Canadian and Quebec taxation laws required those losses to be offset with available capital gains in order to be deductible.

In addition, deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries since either income taxes would not be applicable upon distribution of earnings or the Company determined that such earnings will be indefinitely reinvested. However, distribution in the form of dividends or otherwise from countries where earnings are indefinitely reinvested may be subject to income taxes.

27.	RELATED PARTY TRANSACTIONS

The Company had related party transactions during the years ended January 31, 2019 and 2018. The most significant ones are described below and were made on an arm’s length basis, unless otherwise indicated.

a)	Transactions with key management personnel

Key management personnel of the Company, defined as employees with authority and responsibility for planning, directing and controlling the activities of the Company, are considered related parties to the Company. The key management personnel of the Company are its directors and the executive officers.

The Company incurred the following benefit expenses in relation with key management personnel:

	Years ended
	January 31, 2019	January 31, 2018
Current remuneration	$16.1	$14.2
Post-employment benefits	1.1	1.6
Termination benefits	0.5	—
Stock-based compensation expense	6.1	4.6
Total	$23.8	$20.4

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

27.	RELATED PARTY TRANSACTIONS [CONTINUED]

b)	Due to Bombardier Inc., a company related to Beaudier group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational product business of Bombardier Inc., the Company is committed to reimburse to Bombardier Inc. income taxes amounting to $22.3 million as at January 31, 2019 ($22.0 million as at January 31, 2018 and $22.2 million as at February 1, 2017). The payments will begin when Bombardier Inc. starts making income tax payments in Canada and/or in the United States.

c)	Secondary offering

During the year ended January 31, 2019, Beaudier group and Bain Capital completed a secondary offering for a total of 8,700,000 subordinate voting shares of the Company through a syndicate of underwriters and the Company incurred approximately $2.1 million of fees and expenses related to this secondary offering (see Note 18).

During the year ended January 31, 2018, Beaudier group, Bain Capital and CDPQ completed a secondary offering for a total of 10,000,000 subordinate voting shares of the Company to a syndicate of underwriters and the Company incurred approximately $0.5 million of fees and expenses related to this secondary offering (see Note 18).

28.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

28.	FINANCIAL INSTRUMENTS [CONTINUED]

a)	Fair value [continued]

The fair value, fair value level and valuations techniques and inputs of restricted investments, derivative financial instruments and long-term debt were as follows:

			As at		As at		As at
			January 31, 2019		January 31, 2018		February 1, 2017
	Fair value level		Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Restricted investments (Note 8)	Level 2	[a]	$15.7	$15.7	$17.3	$17.3	$16.1	$16.1

Derivative financial instruments
Forward exchange contracts
Favourable (Note 8)	Level 2	[b]	$3.4	$3.4	$5.5	$5.5	$1.3	$1.3
(Unfavourable)	Level 2	[b]	(6.9)	(6.9)	(7.7)	(7.7)	(7.8)	(7.8)
Inflation rate swap	Level 2	[c]	(2.0)	(2.0)	(2.3)	(2.3)	(2.2)	(2.2)
Total derivative financial instruments	Level 2		$(5.5)	$(5.5)	$(4.5)	$(4.5)	$(8.7)	$(8.7)

Term Facility (Note 16)	Level 1	[d]	$(1,176.9)	$(1,161.4)	$(969.9)	$(965.1)	$(907.5)	$(909.8)
Term Loans (Note 16)	Level 2	[e]	(29.5)	(28.6)	(34.3)	(34.9)	(32.3)	(36.5)

[a] Valued using discounted cash flows at a discount rate that reflects the current market rate for this type of investments at the end of the reporting period.

[b] Valued using discounted cash flows. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of the counterparties for favourable position or the credit risk of the Company for unfavourable positions.

[c] Valued using discounted cash flows. Future cash flows are estimated based on forward inflation rates (from observable yield curves at the end of the reporting period) and contract inflation rates, discounted at a rate that reflects the credit risk of the Company.

[d] Valued using quoted bid prices in an active market.

[e] Valued using discounted cash flows. Cash flows used for valuation are those contractually due and are discounted at a rate that reflects the credit risk of the Company.

For cash, trade and other receivables, Revolving Credit Facilities, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the consolidated statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

During the years ended January 31, 2019 and 2018, no changes in fair value level classifications occurred.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

28.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Foreign exchange risk

The foreign exchange risk associated with financial instruments is defined by the risk that the future cash flows of a recorded financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk associated with financial instruments arises from financial instruments denominated in a currency other than the functional currency of the Company.

The Company’s significant foreign exchange risk exposure associated with financial instruments are with Credit Facilities, trade and other receivables, trade payables and accruals and derivative financial instruments.

The table below presents the impact on consolidated net income and consolidated other comprehensive income of a variation of foreign exchange rates on financial instruments subject to foreign exchange risks as at January 31, 2019 and 2018:

	As at January 31, 2019				As at January 31, 2018
Increase (Decrease)	Percentage of Variation [a]	Impact on Net income		Impact on Other comprehensive income	Percentage of Variation [a]	Impact on Net income		Impact on Other comprehensive income
USD / CAD	5%	$ (49.5	) [b]	$—	5%	$ (38.1	) [b]	$—
Euro / CAD	5%	$3.0		$—	5%	$0.8		$—
Other	3%	$3.8		$1.0	3%	$(3.1)		$(1.2)

[a] Based on variations that might exist at the closing dates.

[b] Mainly from the long-term debt denominated in U.S. dollars.

The Company uses foreign exchange contracts to manage its foreign currency risks mainly on trade payables and certain other financial liabilities denominated in U.S. dollars and the Company uses short-term foreign exchange contracts to manage its daily cash position.

For currencies over which the Company cannot achieve an offset through its recurring business transactions, mainly for the Australian dollar, the Swedish krona, the Norwegian krone and the Great Britain pound, the Company uses foreign exchange contracts according to the Company’s hedging policy. Under this policy, the Company hedges up to 50% of the budgeted revenue exposure in these currencies during the annual budget period and continually increases the coverage up to 80% six months before the expected exposures arise. Management periodically reviews the relevant hedging position and may hedge at any level within the authorized parameters of the policy, up to the maximum percentage allowed.

As at January 31, 2019, the maximum length of time over which the Company is hedging its exposure to variability in future cash flow from anticipated sales is 12 months. All foreign exchange contracts used to hedge highly probable anticipated sales are recorded under the cash flow hedge model. The Company does not trade in derivative financial instruments for speculative purposes.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

28.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Foreign exchange risk [continued]

The following tables set out the notional amounts outstanding under hedging foreign exchange contracts, the carrying amount, the average contractual exchange rates and the settlement periods of these contracts:

	As at January 31, 2019
							Carrying amount
	Sell currency	Buy currency	Average rate	Notional amount		Canadian equivalent notional amount [a]	Other financial assets	Other financial liabilities
Less than 1 year
	AUD	CAD	0.9352	AUD	48.0	$45.9	$—	$0.9
	GBP	Euro	1.1015	GBP	12.0	20.7	—	0.7
	NOK	Euro	0.1005	NOK	325.0	50.6	—	0.9
	SEK	Euro	0.0950	SEK	601.0	87.3	0.1	1.3

[a]	Exchange rates as at January 31, 2019 were used to translate notional amounts denominated in foreign currencies into Canadian dollars.

	As at January 31, 2018
							Carrying amount
	Sell currency	Buy currency	Average rate	Notional amount		Canadian equivalent notional amount [a]	Other financial assets	Other financial liabilities
Less than 1 year
	AUD	CAD	0.9755	AUD	44.5	$44.1	$—	$0.6
	NOK	Euro	0.1056	NOK	285.0	45.5	0.9	—
	SEK	Euro	0.1050	SEK	485.0	75.7	2.1	—

[a]	Exchange rates as at January 31, 2018 were used to translate notional amounts denominated in foreign currencies into Canadian dollars.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

28.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Foreign exchange risk [continued]

The following tables set out the notional amounts outstanding under foreign exchange contracts, the average contractual exchange rates and the settlement periods of these contracts:

	As at January 31, 2019
	Sell currency	Buy currency	Average rate	Notional amount		Canadian equivalent notional amount [a]
Less than 1 year
	AUD	CAD	0.9371	AUD	53.3	$51.0
	CAD	AUD	0.9549	AUD	4.0	3.8
	CAD	Euro	1.5141	Euro	9.7	14.6
	CAD	JPY	0.0120	JPY	23.6	0.3
	CAD	MXN	0.0688	MXN	138.6	9.6
	CAD	USD	1.3218	USD	315.2	414.2
	Euro	CAD	1.5223	Euro	114.2	171.9
	Euro	CHF	0.8784	CHF	0.1	0.1
	Euro	GBP	1.1446	GBP	0.5	0.8
	Euro	NOK	0.1031	NOK	19.2	3.0
	Euro	SEK	0.0968	SEK	55.4	8.0
	GBP	Euro	1.1031	GBP	12.5	21.5
	JPY	CAD	0.0121	JPY	46.0	0.6
	MXN	CAD	0.0687	MXN	62.7	4.3
	NOK	Euro	0.1009	NOK	411.2	64.1
	NZD	CAD	0.9078	NZD	2.0	1.8
	SEK	Euro	0.0956	SEK	804.1	116.8
	USD	CAD	1.3232	USD	127.0	166.9

[a]	Exchange rates as at January 31, 2019 were used to translate notional amounts denominated in foreign currencies into Canadian dollars.

	As at January 31, 2018
	Sell currency	Buy currency	Average rate	Notional amount		Canadian equivalent notional amount [a]
Less than 1 year
	AUD	CAD	0.9755	AUD	44.5	$44.1
	BRL	USD	0.3064	BRL	7.5	2.9
	CAD	Euro	1.5354	Euro	0.7	1.1
	CAD	MXN	0.0656	MXN	67.1	4.4
	CAD	USD	1.2477	USD	356.1	437.7
	Euro	CAD	1.5269	Euro	36.2	55.3
	Euro	NOK	0.1044	NOK	27.6	4.4
	Euro	SEK	0.1021	SEK	62.7	9.8
	GBP	CHF	1.3205	GBP	0.3	0.5
	GBP	Euro	1.1426	GBP	0.4	0.7
	JPY	CAD	0.0114	JPY	50.3	0.6
	NOK	Euro	0.1053	NOK	351.2	56.1
	SEK	Euro	0.1040	SEK	703.6	109.8
	USD	CAD	1.2534	USD	102.6	126.1

[a]	Exchange rates as at January 31, 2018 were used to translate notional amounts denominated in foreign currencies into Canadian dollars.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

28.	FINANCIAL INSTRUMENTS [CONTINUED]

c)	Liquidity risk

Liquidity risk is defined as the Company’s exposure to the risk of not being able to meet its financial obligations. The Company manages its liquidity risk by continuously monitoring its operating cash requirements and by the use of its funding sources to ensure its financial flexibility and mitigate its liquidity risk (see Note 29).

The following table summarizes the financial liabilities instalments payable when contractually due as at January 31, 2019:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,003.5	$—	$—	$—	$1,003.5
Long-term debt (including interest)	72.9	137.4	139.6	1,206.6	1,556.5
Derivative financial instruments	6.9	—	—	2.0	8.9
Other financial liabilities (including interest)	101.5	0.8	0.5	25.1	127.9
Total	$1,184.8	$138.2	$140.1	$1,233.7	$2,696.8

d)	Interest risk

The Company is exposed to the variation of interest rates on financial instruments mainly on its Credit Facilities. As at January 31, 2019, an increase or decrease of a 0.25 percentage base point would have resulted in a $3.1 million impact on consolidated net income and consolidated comprehensive income for the year ended January 31, 2019. As at January 31, 2018, an increase or decrease of a 0.25 percentage base point would have resulted in a $2.6 million impact on consolidated net income and consolidated comprehensive income for the year ended January 31, 2018. Percentages of variations of interest rates above are based on changes that might exist at the consolidated statement of financial position dates and have been applied on the Company’s financial instruments subject to interest rate changes.

e)	Credit risk

The Company could be exposed, in the normal course of business, to the potential inability of dealers, distributors and other business partners to meet their contractual obligations on financial assets and on amounts guaranteed under dealer and distributor financing agreements.

The Company considers that its credit risk associated with its trade receivables and its limited responsibilities under dealer and distributor financing agreements does not represent a significant concentration of risk and loss due to the large number of dealers, distributors and other business partners and their dispersion across many geographic areas. Moreover, the Company mitigates such risk by doing business through its own distribution channels and by monitoring independent dealers’ and distributor credit.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

28.	FINANCIAL INSTRUMENTS [CONTINUED]

e)	Credit risk [continued]

The following table provides further details on receivables for which the Company considers to be exposed to credit risk as at January 31, 2019 and 2018 and February 1, 2017:

	January 31, 2019	January 31, 2018	February 1, 2017
Trade and other receivables	$388.3	$328.8	$325.3
Sales tax and other government receivables	(54.3)	(42.3)	(34.5)
Total exposed to credit risk	$334.0	$286.5	$290.8

Not past due	$324.6	$281.1	$282.7
Past due
Under 60 days	8.8	5.4	7.9
From 60 to 90 days	0.7	0.7	0.9
Over 90 days	3.6	2.7	3.2
Allowance for doubtful accounts	(3.7)	(3.4)	(3.9)
Total exposed to credit risk	$334.0	$286.5	$290.8

The counterparties to the derivative financial instruments and restricted investments are all investment grade financial institutions, which the Company anticipates will satisfy their obligations under these contracts. Over the past years, the Company has not incurred significant losses related to credit risk on its financial assets.

As described in Note 30 b), the Company has provided financial guarantees to third party financing companies in case of dealers’ inability to meet their obligations under their financing agreements with the financing companies.

29.	CAPITAL MANAGEMENT

The Company’s primary uses of capital are for capital investments and working capital. Based on the current level of operations, management believes that cash on hand, cash flows from operations and available borrowings under the Credit Facilities will enable the Company to meet its working capital, capital expenditure, debt service and other funding requirements.

The Company’s capital is composed of long-term debt and shareholders’ equity. The Company’s aim is to maintain a level of capital that is adequate to meet several objectives, including an acceptable Leverage ratio in order to provide access to adequate funding sources to support current operations, pursue its internal growth strategy and maintain capital flexibility. The Company may repurchase subordinate voting shares for cancellation pursuant to a NCIB or SIB, issue capital stock, or vary the amount of dividends paid to shareholders.

The Company’s objective is to maintain a Leverage ratio of 3.5 or less, which was continuously achieved during the years ended January 31, 2019 and 2018.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

30.	COMMITMENTS AND CONTINGENCIES

In addition to the commitments and contingencies described elsewhere in these consolidated financial statements, the Company is subject to the following (all amounts presented are undiscounted):

a)	Operating leases

As at January 31, 2019, the Company’s minimum commitments under operating lease agreements were as follows:

Total amount
Less than 1 year	$34.9
1-3 years	61.5
4-5 years	49.0
More than 5 years	104.1
Total	$249.5

The Company’s expense under operating lease agreements was $35.8 million and $33.8 million for the years ended January 31, 2019 and 2018, respectively. The main future commitments under operating leases are attributable to the Company’s manufacturing facilities located in Finland and in Mexico, to offices located in Canada and to warehouses used for the distribution of parts, accessories and clothing. The Company is committed to lease these properties for periods extending up to 2034.

b)	Dealer and distributor financing arrangements

The Company, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Company’s products and improve the Company’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors.

The outstanding financing between the Company’s independent dealers and distributors and third-party finance companies amounted to $1,998.1 million and $1,576.9 million as at January 31, 2019 and 2018, respectively. The breakdown of outstanding amounts by country and local currency between the Company’s independent dealers and distributors with third-party finance companies were as follows:

	Currency	January 31, 2019	January 31, 2018
Total outstanding as at	CAD	$1,998.1	$1,576.9
United States	USD	$1,107.2	$877.4
Canada	CAD	$422.3	$386.6
Europe	Euro	€ 39.8	€ 38.1
Australia and New Zealand	AUD	$62.4	$53.6
Latin America	USD	$0.8	$0.3

Under the dealer and distributor financing agreements, in the event of default, the Company may be required to purchase, from the finance companies, new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies. In North America, the obligation is generally limited to the greater of U.S. $25.0 million ($32.9 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements, whereas in Europe, the obligation is generally limited to the greater of U.S. $10.0 million ($13.1 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements. In Australia and New Zealand, the obligation to repossess new and unused products is limited to the greater of AUD 5.0 million ($4.8 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements. For boats, the repurchase obligation is decreasing according to the age of the inventory and there is ultimately no obligation to repurchase for boats older than 900 days.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

30.	COMMITMENTS AND CONTINGENCIES [CONTINUED]

b)	Dealer and distributor financing arrangements [continued]

The maximum amount subject to the Company’s obligation to purchase new and unused products from the finance companies was $226.9 million as at January 31, 2019 ($208.6 million in North America, $13.1 million in Europe and $5.2 million in Australia and New Zealand).

For the year ended January 31, 2019, the Company has recorded a loss related to repossessed units amounting to $1.2 million (loss of $0.8 million for the year ended January 31, 2018).

c)	Guarantees under various agreements

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties and which are customary in the industry, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements, and service agreements. These indemnification agreements may require the Company to compensate counterparties for losses they incurred as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered as a consequence of the transaction.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability that stems from the unpredictability of future events and the unlimited coverage offered to counterparties. Historically, the Company has not made any significant payments under such or similar indemnification agreements.

The Company shall indemnify directors and officers of the Company for various losses including, but not limited to, all costs to settle suits or actions due to association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. The term of the indemnification is not explicitly defined, but is limited to acts taking place during the period over which the indemnified party served as a trustee, director or officer of the Company. The maximum amount of any potential future payment cannot be reasonably estimated.

d)	Litigation

The Company intends to vigorously defend its position in litigation matters to which it is a party. Management believes the Company has recorded adequate provisions to cover potential losses in relation to pending legal actions. Additionally, the Company has a general liability insurance coverage for claims relating to injuries or damages incurred with the Company’s products. This insurance coverage limits the potential losses associated with legal claims related to product usage.

While the final outcome with respect to actions pending as at January 31, 2019 cannot be predicted with certainty, it is the management’s opinion that their resolution will not have material effects on the Company’s future results of operations or cash flows.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

31.	ADOPTION OF IFRS 15 AND IFRS 9

The Company adopted the following new accounting standards effective February 1, 2018.

IFRS 15 Revenue from contracts with customers

In May 2014, the IASB issued IFRS 15 “Revenue from contracts with customers”. The objective of this standard is to establish a single comprehensive model for entities to be used in accounting for revenue arising from contracts with customers. The most significant impacts for the Company are (i) the recognition of all sales promotions at the time of sale rather than at the later of either revenue recognition or the announcement of the sales program under IAS 18 “Revenue”, and (ii) the deferral of a portion of the revenue recognized upon the sale of a product when, in addition to the regular warranty coverage, an extended warranty coverage is given with the purchase of the product.

The Company decided to apply the standard retrospectively to prior reporting periods presented in accordance with the transition rules of IFRS 15. As such, all comparative information in these consolidated financial statements has been prepared as if IFRS 15 had always been in effect since February 1, 2017.

IFRS 9 Financial instruments

In July 2014, the IASB published the final version of IFRS 9 “Financial instruments” that introduced new classification requirements, new measurement requirements and a new hedge accounting model. The final version of the standard replaces earlier versions of IFRS 9 and completes the IASB project to replace IAS 39 “Financial instruments: recognition and measurement”. In October 2017, the IASB issued a clarification on accounting treatment for debt modification or exchange that does not result in derecognition.

The Company applied the standard retrospectively to prior reporting periods presented in accordance with the transitional provisions. As a result, all comparative information in these consolidated financial statements has been prepared as if IFRS 9 had been in effect since February 1, 2017.

Classification and measurement of financial assets and liabilities

IFRS 9 uses a new approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. For classification and measurement of financial liabilities, most of the requirements in IAS 39 were carried forward in IFRS 9. The impact on financial assets and financial liabilities for the Company is not significant.

Impairment of financial assets

IFRS 9 introduced a new expected credit loss impairment model that requires more timely recognition of expected credit losses. The new standard requires entities to account for expected credit losses when financial instruments are first recognized and to recognize full lifetime expected losses on a more timely basis. The impact of this new model for the Company is not significant.

Change to financial liabilities

On retrospective adoption of IFRS 9, the Company changed its accounting related to the identification of a substantial modification that is accounted for as an extinguishment. As a result of this change, the Company has determined that the modification of financial liabilities that includes a prepayment option at par with no break costs is equivalent to an extinguishment. When a modification is accounted for as an extinguishment, the original financial instrument is derecognized, including any unamortized transaction costs and any costs or fees incurred related to the modification, and the new instrument arising from the modification is recognized at fair value.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

31.	ADOPTION OF IFRS 15 AND IFRS 9 [CONTINUED]

IFRS 9 Financial instruments [continued]

Hedge accounting

IFRS 9 also introduced a new hedge accounting model. The new model aligns hedge accounting more closely with an entity’s risk management objectives and strategies. The impact of this new model for the Company is not significant.

Impact on prior reporting periods

The effect of adoption of IFRS 15 and IFRS 9 on the consolidated statements of net income for the year ended January 31, 2018 was as follows:

		Year ended January 31, 2018
	Reference	Previously reported	Adjust- ments	Restated
Revenues	A, B	$4,486.9	$(34.4)	$4,452.5
Cost of sales	B	3,419.4	(12.0)	3,407.4
Gross profit		1,067.5	(22.4)	1,045.1

Operating expenses
Selling and marketing		288.6	—	288.6
Research and development		198.6	—	198.6
General and administrative		166.3	—	166.3
Other operating expenses		13.9	—	13.9
Total operating expenses		667.4	—	667.4
Operating income		400.1	(22.4)	377.7

Financing costs	C	60.1	(3.5)	56.6
Financing income		(2.2)	—	(2.2)
Foreign exchange gain on long-term debt	C	(51.9)	(1.4)	(53.3)
Income before income taxes		394.1	(17.5)	376.6
Income tax expense		119.6	17.9	137.5

Net income		$274.5	$(35.4)	$239.1
Attributable to shareholders		$274.2	$(35.3)	$238.9
Attributable to non-controlling interest		$0.3	$(0.1)	$0.2

Basic earnings per share		$2.56	$(0.33)	$2.23

Diluted earnings per share		$2.54	$(0.33)	$2.21

59

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

31.	ADOPTION OF IFRS 15 AND IFRS 9 [CONTINUED]

Impact on prior reporting periods [continued]

The effect of adoption of IFRS 15 and IFRS 9 on the consolidated statements of financial position as at January 31, 2018 and February 1, 2017 was as follows:

		As at January 31, 2018			As at February 1, 2017
	Reference	Previously reported	Adjust- ments	Restated	Previously reported	Adjust- ments	Restated
Cash		$226.0	$—	$226.0	$298.6	$—	$298.6
Trade and other receivables		330.1	(1.3)	328.8	326.7	(1.4)	325.3
Income taxes and investment tax credits receivable		19.9	—	19.9	46.2	—	46.2
Other financial assets		11.5	—	11.5	3.5	—	3.5
Inventories		752.5	(9.7)	742.8	689.8	(7.7)	682.1
Other current assets		18.3	2.1	20.4	18.2	2.7	20.9
Total current assets		1,358.3	(8.9)	1,349.4	1,383.0	(6.4)	1,376.6

Investment tax credits receivable		4.5	—	4.5	4.2	—	4.2
Other financial assets		21.4	—	21.4	20.1	—	20.1
Property, plant and equipment		766.8	—	766.8	673.2	—	673.2
Intangible assets		314.6	—	314.6	317.1	—	317.1
Deferred income taxes		91.0	74.0	165.0	116.4	85.6	202.0
Other non-current assets		1.8	0.1	1.9	2.2	0.1	2.3
Total non-current assets		1,200.1	74.1	1,274.2	1,133.2	85.7	1,218.9
Total assets		$2,558.4	$65.2	$2,623.6	$2,516.2	$79.3	$2,595.5

Trade payables and accruals		$805.5	$—	$805.5	$718.5	$—	$718.5
Provisions	A, B	255.0	123.8	378.8	232.5	111.8	344.3
Other financial liabilities		133.5	—	133.5	94.7	—	94.7
Income tax payable		42.6	—	42.6	29.6	—	29.6
Deferred revenues	B	—	62.1	62.1	—	63.0	63.0
Current portion of long-term debt		19.8	—	19.8	22.7	—	22.7
Other current liabilities		7.3	(7.3)	—	6.0	(6.0)	—
Total current liabilities		1,263.7	178.6	1,442.3	1,104.0	168.8	1,272.8

Long-term debt	C	970.8	24.2	995.0	901.0	28.4	929.4
Provisions	A, B	96.8	(10.5)	86.3	85.5	2.6	88.1
Other financial liabilities		27.8	—	27.8	28.7	—	28.7
Deferred revenues	B	—	122.3	122.3	—	105.4	105.4
Employee future benefit liabilities		224.8	—	224.8	194.1	—	194.1
Deferred income taxes		6.0	(4.8)	1.2	16.8	(14.3)	2.5
Other non-current liabilities		25.9	(10.0)	15.9	20.6	(7.1)	13.5
Total non-current liabilities		1,352.1	121.2	1,473.3	1,246.7	115.0	1,361.7
Total liabilities		2,615.8	299.8	2,915.6	2,350.7	283.8	2,634.5
Equity (deficit)		(57.4)	(234.6)	(292.0)	165.5	(204.5)	(39.0)
Total liabilities and equity (deficit)		$2,558.4	$65.2	$2,623.6	$2,516.2	$79.3	$2,595.5

The adoption of IFRS 15 and IFRS 9 had no impact on cash flow totals from operating, investing and financing activities.

BRP Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2019 and 2018

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

31.	ADOPTION OF IFRS 15 AND IFRS 9 [CONTINUED]

Impact on prior reporting periods [continued]

A.	SALES PROMOTIONS

According to IFRS 15, all sales promotions are recognized at the time of sale rather than at the later of either revenue recognition or the announcement of the sales program under IAS 18 “Revenue”.

B.	EXTENDED WARRANTY

According to IFRS 15, a portion of the revenue recognized upon the sale of a product should be deferred when, in addition to the regular warranty coverage, an extended warranty coverage is given with the purchase of the product. The deferred revenue is then recognized over the extended warranty coverage period and the warranty claims are recorded in cost of sales as incurred. Prior to the adoption of IFRS 15, when an extended warranty coverage was given with the purchase of the product, the expected costs during the coverage period was recognized in cost of sales at the later of either revenue recognition or the announcement of the sales program. The warranty claims were recorded against the provision.

C.	TRANSACTION COSTS ON LONG-TERM DEBT

Following the adoption of IFRS 9, the unamortized transactions costs on long-term debt were derecognized.

32.	SUBSEQUENT EVENTS

On March 14, 2019, the Company amended its $575.0 million Revolving Credit Facilities to increase the availability by $125.0 million for a total availability of $700.0 million, to extend the maturity from May 2023 to May 2024 and to improve the pricing grid.